     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------
                             RASTER GRAPHICS, INC.

             (Exact name of Registrant as specified in its charter)

         CALIFORNIA                         3577                         94-3046090
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of                Classification Code Number)        Identification Number)
      incorporation or
       organization)

        3025 ORCHARD PARKWAY, SAN JOSE, CALIFORNIA 95134 (408) 232-4000 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                  RAKESH KUMAR
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             RASTER GRAPHICS, INC.
                              3025 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 232-4000
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------
                                   COPIES TO:

               MICHAEL W. HALL                                BROOKS STOUGH
            EDMUND S. RUFFIN, JR.                           ROBERT G. SPECKER
               KEITH A. MILLER                           Gunderson Dettmer Stough
Venture Law Group, A Professional Corporation      Villeneuve Franklin & Hachigian, LLP
             2800 Sand Hill Road                              600 Hansen Way
         Menlo Park, California 94025                  Palo Alto, California 94303
                (415) 854-4488                                (415) 843-0500

                      ------------------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                      ------------------------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                      ------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                  PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                    AGGREGATE                 AMOUNT OF
        SECURITIES TO BE REGISTERED              OFFERING PRICE (1)        REGISTRATION FEE
- -----------------------------------------------------------------------------------------------
  Common Stock..............................          41,400,000                14,276

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             RASTER GRAPHICS, INC.

                             CROSS-REFERENCE SHEET

    PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS
             OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

        FORM S-1 ITEM NUMBER AND HEADING                     LOCATION IN PROSPECTUS
- ------------------------------------------------- --------------------------------------------
  1. Forepart of the Registration Statement and
       Outside Front Cover Page.................. Facing Page; Cross Reference Sheet; Outside
                                                    Front Cover Page of Prospectus
  2. Inside Front and Outside Back Cover Pages of
       Prospectus................................ Inside Front and Outside Back Cover Pages
  3. Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges.............. Prospectus Summary; Risk Factors
  4. Use of Proceeds............................. Prospectus Summary; Use of Proceeds;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations
  5. Determination of Offering Price............. Outside Front Cover Page; Underwriting
  6. Dilution.................................... Dilution
  7. Selling Security Holders.................... Principal and Selling Stockholders
  8. Plan of Distribution........................ Outside Front Cover Page; Underwriting
  9. Description of Securities to be
       Registered................................ Prospectus Summary; Capitalization;
                                                    Description of Capital Stock
 10. Interests of Named Experts and Counsel...... Not Applicable
 11. Information with Respect to the
       Registrant................................ Outside and Inside Front Cover Pages;
                                                    Prospectus Summary; Risk Factors; The
                                                    Company; Use of Proceeds; Dividend Policy;
                                                    Capitalization; Dilution; Selected
                                                    Consolidated Financial Data; Management's
                                                    Discussion and Analysis of Financial
                                                    Condition and Results of Operations;
                                                    Business; Management; Certain
                                                    Transactions; Principal and Selling
                                                    Stockholders; Description of Capital
                                                    Stock; Shares Eligible for Future Sale;
                                                    Legal Matters; Experts; Additional
                                                    Information; Consolidated Financial
                                                    Statements
 12. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities............................... Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 21, 1996

PROSPECTUS

                                            SHARES
                                      LOGO
                                  COMMON STOCK

     Of the           shares of Common Stock offered hereby,   are being sold by
the Company and           shares are being sold by Selling Stockholders. The
Company will not receive any proceeds from the sale of shares by Selling Stockholders. See "Principal and Selling Stockholders."

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $     and $     per share. See "Underwriting" for a
discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol RGFX.
                            ------------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC            DISCOUNT (1)          COMPANY (2)
- -------------------------------------------------------------------------------------------------
Per Share........................           $                    $                    $
- -------------------------------------------------------------------------------------------------
Total (3)........................           $                    $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $850,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up
    to        additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about           , 1996 at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST                             PRUDENTIAL SECURITIES INCORPORATED
            , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Raster Graphics logo, ColorStation(R) and PrimaScript(R) are registered trademarks of the Company. PosterShop(TM) and DuraPrint(TM) are trademarks of the Company. This Prospectus also contains the trademarks of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Raster Graphics, Inc. ("Raster Graphics" or the "Company") develops, manufactures and markets high-performance, large format color printing systems and sells related consumables for the on-demand, large format digital printing ("LFDP") market. The LFDP market consists of color print jobs with run lengths ranging from one to 200 copies and output sizes of 20-inches by 30-inches or larger. Applications include point of purchase ("POP") signs, trade show exhibit graphics, banners, billboards, courtroom graphics and backlit signage. The primary users of the Company's products are color photo labs, reprographic houses, graphic arts service bureaus, exhibit builders, digital color printers, screen printers and in-house print shops. The Company's Digital Color Station ("DCS") printing system, consisting of the DCS Printer and PosterShop system software, allows users to print short runs of high quality color graphics on-demand at substantial time and cost savings relative to traditional printing methods.

     According to IT Strategies, the LFDP printers and consumables market is projected to grow from annual sales of approximately $319 million in 1995 to approximately $1.9 billion in 1998. The rapid growth in this market is being driven primarily by the increasing desire and need for customized, large format color graphics, as well as significant advances in short-run printing and desktop publishing technologies. Traditional graphics printing methods, consisting of photographic, screen and offset printing, do not meet the requirements for production short-run print jobs due to the time consuming, multi-step processes and set up costs involved. As a result, digital printing was developed to fulfill the unmet demand of short-run users by allowing graphics to be printed directly from desktop publishing systems to paper.

     Raster Graphics offers a complete printing solution, consisting of its DCS printers, integrated image processing software and related consumables, to meet the performance, cost, versatility and quality demands of the production LFDP market. With a production printing speed of 600 to 1,000 square feet per hour, the DCS printing system can produce 50 to 60, full-color, 36- by 48-inch posters in one hour, which the Company believes is significantly faster than comparable digital printers. DCS printing systems are more cost-effective for short-run print jobs in comparison to traditional methods which have high set-up and labor costs. Using digital printing technology, DCS systems allow content to be customized on a print-by-print basis. DCS printing systems also offer two printing resolution modes, which allow the user to adjust the quality level depending on the application. The Company also markets a line of consumables, including specialized inks and print media, from which the Company expects to derive increasing recurring revenues as its installed base increases.

     Raster Graphics' objective is to build on its position as a market leader in providing digital printing systems and related consumables and services, for the rapidly growing, on-demand production LFDP printing market. In August 1995, as part of the Company's strategy to provide a complete system solution, the Company acquired Onyx Graphics Corporation ("Onyx"), a leading developer of image processing software.

     The Company was established in 1987 initially to develop low-cost electrostatic printers for computer aided design ("CAD") applications. In 1993, the Company shifted its product focus to leverage its proprietary print head technology to address the new opportunities in the high performance production LFDP market. The Company currently sells DCS products to a wide range of customers both domestically through direct and independent sales forces, original equipment manufacturers ("OEMs") and value-added resellers ("VARs") and internationally through distributors, OEMs and VARs.

     Raster Graphics' products have received five highly acclaimed industry awards for their contribution to digital printing technology, including Digital Printing and Imaging Association's Product of the Year; Top 10 New Repro Products for 1994 by Modern Reprographics; Hot Product for 1994 by Electronic Publishing; 1994 Editor's Choice from Computer Graphics World; and 1994 Industry Excellence Award by IEEE Computer Graphics and Applications.

                                  THE OFFERING

COMMON STOCK OFFERED BY THE COMPANY..............  shares(1)
COMMON STOCK OFFERED BY THE SELLING
  STOCKHOLDERS...................................  shares
COMMON STOCK TO BE OUTSTANDING AFTER THE
  OFFERING.......................................  shares(2)
USE OF PROCEEDS..................................  General corporate purposes including working capital, capital expenditures,
                                                   research and development and potential
                                                   acquisitions of businesses and
                                                   technologies. See "Use of Proceeds."
NASDAQ NATIONAL MARKET SYMBOL....................  RGFX

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     YEARS ENDED                           QUARTERS ENDED
                                 ----------------------------------------------------   ---------------------
                                 DEC. 27,   DEC. 25,   DEC. 31,   DEC. 30,   DEC. 31,   MAR. 31,    MAR. 31,
                                   1991       1992       1993       1994       1995       1995        1996
                                 --------   --------   --------   --------   --------   ---------   ---------
STATEMENTS OF OPERATIONS DATA:
  Net revenues.................  $  7,770   $  8,525   $ 14,719   $ 13,235   $ 26,045    $ 5,720     $ 8,591
  Gross profit.................     1,659      2,410      4,777      3,531      9,447      1,928       3,286
  Operating income (loss)......    (1,919)    (1,725)       106     (2,229)       111        370         567
  Net income (loss)............  $ (1,963)  $ (2,061)  $     41   $ (2,128)  $     77    $   179     $   489
  Net income (loss) per
     share(3)..................                                              $   0.01    $  0.03     $  0.07
  Shares used in per share
     calculation...............                                                 7,172      6,892       7,304

                                                                             MAR. 31, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(4)
                                                                        -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........................................  $ 1,506      $     --
  Total assets........................................................   13,050            --
  Long-term debt......................................................      402            --
  Total stockholders' equity..........................................    7,215            --

- ---------------

(1) Excludes up to           shares of Common Stock that may be sold by the
     Company pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Excludes 170,155 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.17 per share and 1,027,100 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.69 per share at March 31, 1996. See "Management--Stock Options and Incentive Plans and
     note 7 of Notes to Consolidated Financial Statements."

(3) See note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income (loss) per share.

(4) Adjusted to reflect the sale of shares of Common Stock offered hereby at an
     assumed initial public offering price of $     per share and the receipt of
     the estimated proceeds therefrom. See "Use of Proceeds" and
     "Capitalization."
                      ------------------------------------

     Except as otherwise noted, all information in this Prospectus (i) assumes a 1-for-5 reverse stock split of the Common Stock and Preferred Stock to be effective prior to this offering, (ii) assumes the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering,
(iii) reflects the anticipated reincorporation of the Company from California to Delaware prior to the closing of the offering and (iv) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. The Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

     Limited History of Profitability and Uncertainty of Future Financial Results. The Company has incurred a net operating loss in each year subsequent to its inception in 1987, except for the years ended December 31, 1993 and December 31, 1995. As a result, the Company had an accumulated deficit as of March 31, 1996 of approximately $17.9 million. The Company has a limited history of profitability. There can be no assurance that sales of the Company's products will generate significant revenues or that the Company can sustain profitability on a quarterly or annual basis in the future.

     The Company expects to expand its manufacturing and administrative capabilities, technical and other customer support, research and product development activities. The anticipated increase in the Company's operating expenses caused by this expansion could have a material adverse effect on the Company's operating results if revenues do not increase at an equal or greater rate. Also, the Company's expenses for these and other activities are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and the Consolidated Financial Statements.

     Significant Fluctuations in Quarterly Results. The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future based upon a number of factors including general economic conditions, the introduction or market acceptance of new products offered by the Company and its competitors, changes in the pricing polices of the Company or its competitors, the volume and timing of customer orders, the level of product and price competition, the relative proportion of printer and consumables sales, the continued availability of sole source components, the continued availability of consumables from independent vendors, fluctuations in research and development expenditures, the impact of future Company acquisitions, the continued availability of financing arrangements for certain of the Company's customers, the Company's success in expanding its direct sales force and indirect distribution channels and the risks related to international operations, as well as other factors. Additionally, because the purchase of a DCS printer or printing system involves a significant capital commitment, the Company's DCS printer and printing system sales cycle is susceptible to delays and lengthy acceptance procedures associated with large capital expenditures. Moreover, due to the Company's high average sales price and low unit volume per month, a delay in the sale of a few units could have a material adverse effect on the results of operations for a financial quarter.

     Quarterly revenues and operating results depend primarily on the volume, timing, shipping and acceptance of orders during the quarter, which are difficult to forecast due to the length of the sales cycle. A significant portion of the Company's operating expenses are relatively fixed in the short term, and planned expenditures are based on sales forecasts. If revenue levels are below expectations, net income, if any, may be disproportionately affected because only a small portion of the Company's expenses vary with revenue in the short term, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has experienced growth in revenue in recent years, there can be no assurance that the Company will sustain such revenue growth or be profitable on an operating basis in any future period. For the foregoing reasons, the Company believes that period-to-period comparisons of its results are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is likely that in some future quarter the Company's revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock could be materially adversely affected.

     Dependence on a Single Product Line. Substantially all of the Company's sales are derived from one principal product line, the DCS printing systems, printers and related software and consumables, such as specialized inks, varnish, vinyls and papers. The Company anticipates that it will continue to derive substantially all of its revenues in the next several years from sales of this product line. Dependence on a single product line makes the Company particularly vulnerable to the successful introduction of competing products. The Company's inability to generate sufficient sales of the DCS product line and to achieve profitability due to competitive factors, manufacturing difficulties, or other reasons, would have a material adverse effect on its business, financial condition and results of operations. Moreover, some of the Company's DCS printing system and printer customers have purchased and will continue to purchase consumables such as ink and paper from suppliers other than the Company. If a significant number of current or future purchasers of the DCS printing systems and printers were to purchase consumables from suppliers other than the Company, the Company's business would be materially adversely affected. See "Business--Products" and "--Competition."

     Competition. The market for printing equipment and related software and consumables is extremely competitive. Suppliers of equipment for the LFDP market compete on the basis of speed, print quality, price and the ability to provide complete solutions, including service. Certain of the Company's competitors are developing or have introduced products to address the LFDP market. Among these companies are Xerox ColorgrafX Systems, a subsidiary of Xerox Corporation, ("ColorgrafX"), Encad, Inc. ("Encad"), Hewlett-Packard Corporation ("Hewlett-Packard") and Lasermaster Corporation ("Lasermaster"), which manufacture LFDP printers, and Cactus, Infographix Technologies, Inc. ("Infographix") and Visual Edge Technology Digital Printing Systems ("Visual Edge"), which develop LFDP image processing software. A variety of potential actions by any of the Company's competitors, especially those with substantial market presence such as ColorgrafX, could have a material adverse effect on the Company's business, financial condition and results of operations. Such actions may include reduction of product prices, increased promotion, announcement or accelerated introduction of new or enhanced products, product giveaways, product bundling or other competitive actions. In addition, companies that are currently targeting the photographic enlargement, screen and offset printing markets may enter the LFDP market in the future or may increase the performance or lower the costs of such alternate printing processes in a manner that would allow them to compete more directly with the Company for LFDP customers. Furthermore, companies that supply consumables, such as ink and paper, to the Company could compete with the Company by not selling such consumables to the Company or by widely selling such consumables directly or through other channels to the Company's customers. Such competition would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition" and "-- Suppliers."

     Many of the companies that currently compete with the Company or that may compete with the Company in the future have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. As a result, these competitors may be able to respond more quickly and/or effectively to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and support of their products than the Company. Consequently, the Company expects to continue to experience increased competition, which could result in significant price reductions, loss of market share and lack of acceptance of new products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete against current or future competitors successfully or that competitive pressures faced by the Company will not have a material adverse effect upon its business, financial condition and results of operations. See "Business--Competition" and "--Intellectual Property."

     Reliance on Third-Party Distribution. The Company relies heavily on original equipment manufacturing ("OEMs"), value added resellers ("VARs") and a network of distributors for both domestic and international sales. In particular, OEM sales to Oce Graphics France S.A. ("Oce") accounted for 10.9% of the Company's revenue in 1995. While the total percentage of Company revenue represented by sales to Oce has been reduced significantly in recent years as the Company has expanded its distribution channels, Oce remains one of the Company's largest single customers. The Company's agreement with Oce expires in October 1997. There can be no assurance that the Company will continue to sell substantial quantities of its products to Oce or that, upon any termination of the Company's relationship with Oce, the Company will be able to obtain suitable distribution of its products in Europe through alternate distributions channels. Such failure would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also currently maintains OEM, VAR and distribution agreements for its printing systems and printers with 3M Commercial Graphics, a division of Minnesota Mining and Manufacturing Company ("3M"), Cactus, C-4 Network, Inc., Management Graphics Inc. and Ahearn & Soper Inc. for distribution of its products in North America; Sumisho Electronics Ltd. ("Sumisho"), Sumitomo-
3M Ltd. ("Sumitomo-3M"), Marubeni Electronics Co Ltd ("Marubeni") and Kimoto Co., Ltd ("Kimoto") for distribution of its products in Japan; and Oce and Sign-Tronic ("Sign-Tronic") for distribution of its products in Europe. In addition, the Company distributes its image processing software products through a number of domestic and international OEMs, VARs and distributors such as CIS Graphik and Bildverarbeitung GmbH, The David Group, Access Graphics and Encad. There can be no assurance that the Company's independent OEMs, VARs and distributors will maintain their relationships with the Company or that the Company will be able to recruit additional or, if necessary, replacement OEMs, VARs or distributors. The loss of one or more of the Company's OEMs, VARs or distributors could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's agreements with its OEMs, VARs and distributors are not exclusive, and each of the Company's OEMs, VARs and distributors can cease marketing the Company's products with limited notice and with little or no penalty. Some of the Company's OEMs, VARs and distributors offer competitive products manufactured by third parties. In addition, some of these customers may consider Onyx's products to be competitive offerings and, as a result, there can be no assurance that such customers will continue marketing the Company's products. Further, there can be no assurance that the Company's OEMs, VARs and distributors will give a high priority to the marketing of the Company's products as compared to competitors' products or alternative solutions or that such OEMs, VARs and distributors will continue to offer the Company's products. Any reduction or delay in sales of the Company's products by its OEMs, VARs or distributors could have a material adverse effect on the Company's business, financial condition and results of operations. For further description of the Company's OEM, VAR and distribution agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Customers, Sales and Marketing."

     Although the Company seeks information from foreign customers that purchase products from the Company's OEMs, VARs and distributors, it generally does not deal directly with them and cannot directly observe their experience with the Company's products. The Company also does not have direct control over the marketing and support efforts of its OEMs, VARs and distributors in foreign countries. This may result in the inability of the Company to identify potential opportunities with these customers and a potential delay by the Company in the recognition and correction of any problems with such OEM, VAR or distributor sales or support organizations. Failure of the Company to respond to customer preferences or experience with its products or the failure of OEM, VAR or distributor supported customers to market and support the Company's products successfully, could have a material adverse effect on the Company's business, financial condition and results of operations. Further, third-party distribution provides the Company with less information regarding the amount of inventory that is in the process of distribution. This lack of information can reduce the Company's ability to predict fluctuations in revenues resulting from a surplus or a shortage in its distribution channels and contribute to volatility in the Company's financial results, cash flow, and inventory balances. See "Business--Customers, Sales and Marketing."

     Limited History of Product Manufacturing and Use; Product Defects. The Company's DCS printers are based on relatively new technology, are complex and must be reliable and durable. Companies engaged in the development and production of new, complex technologies and products often encounter difficulties and delays. The Company began commercial production of the DCS 5400 in June 1994 and the DCS 5442 in January 1996. The DCS 5442 was developed as a second generation to the DCS 5400 and, consequently, the Company has been slowly phasing out production of the DCS 5400. The Company is continuing to make upgrades and improvements in the features of the DCS 5442. Despite extensive research and testing, the Company's experience with volume production of the DCS 5442 and with the reliability and durability of the DCS 5442 during customer use is limited. Consequently, customers may experience reliability and durability problems that arise only as the product is subjected to extended use over a prolonged period of time. The Company and certain DCS 5442 users have encountered some operational problems which the Company believes it has successfully addressed. However, given the recent introduction of the DCS 5442, there can be no assurance that the Company has successfully resolved these operational issues or that the Company will successfully resolve any future problem in the manufacture or operation of the DCS printers or any new product. Failure by the Company to resolve manufacturing or operational problems with the DCS printers or any new product in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing" and "-- Competition."

     The Company's image processing software products are extremely complex as a result of such factors as advanced functionality, the diverse operating environments in which they may be deployed, the need for interoperability, the multiple versions of such products that must be supported for diverse operating platforms and languages and the underlying technological standards. These products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new software products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Such loss or delay would likely have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products."

     Susceptibility of Certain Customers to Economic and Financing
Conditions. Many of the Company's end user customers are small businesses that are more susceptible than large businesses to general downturns in the economy. In some cases, these customers finance the purchase of the Company's products through third-party financing arrangements. To the extent that such customers are unable to obtain acceptable financing terms or to the extent that a rise in interest rates makes financing arrangements generally unattractive, such customers could forgo the purchase of a LFDP product. Consequently, the Company's access to a significant portion of its present customer base would be limited. Moreover, competitors, such as ColorgrafX, that have significantly greater financial resources than the Company may be able to provide more attractive financing terms to potential customers than those available through the Company or through third parties. There can be no assurance that the Company's small business customers will, if necessary, be able to obtain acceptable financing terms or that the Company will be able to offer financing terms that are competitive with those offered by the Company's competitors. The Company's inability to continue to generate sufficient levels of product revenue from sales to such customers due to the unavailability of financing arrangements or due to a general economic downturn would have a material adverse effect on the Company's business, financial condition and results of operations.

     Uncertainty Regarding Development of LFDP Market; Uncertainty Regarding Market Acceptance of New Products. The LFDP market is relatively new and evolving. The Company's future financial performance will depend in large part on the continued growth of this market and the continuation of present large format printing trends such as use and customization of large format advertisements, use of color, transferring of color images onto a variety of substrates, point-of-purchase printing, in-house graphics design and production and the demand for limited printing runs of less than 200 copies. The failure of the LFDP market to achieve anticipated growth levels or a substantial change in large format printing customer preferences would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, in a new market, customer preferences can change rapidly and new technology can quickly render existing technology obsolete. Failure by the Company to respond effectively to changes in the LFDP market, to develop or acquire new technology or to successfully conform to industry standards would have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Industry Background."

     The Company's products currently target the high-performance production segment of the LFDP market. The future success of the Company will likely depend on its ability to develop and market new products that provide superior performance at acceptable prices within this segment. In addition, the Company's future success may depend on the Company's ability to successfully introduce lower-cost products aimed at a broader segment of the LFDP market. Any quality, durability or reliability problems with such new products, regardless of materiality, or any other actual or perceived problems with new Company products, could have a material adverse effect on market acceptance of such products. There can be no assurance that such problems or perceived problems will not arise or that, even in the absence of such problems, new Company products will receive market acceptance. A failure of future Company products to receive market acceptance for any reason would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the announcement by the Company of new products and technologies could cause customers to defer purchases of the Company's existing products, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products," "--Product Technology, Research and Development."

     International Revenues. The Company's international revenues accounted for approximately 48.1%, 55.9%, 49.3% and 51.1% of the Company's revenues in 1993, 1994, 1995, and the first quarter of 1996, respectively. The Company expects that international sales will continue to account for a significant portion of its total revenues in future periods. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, government controls, political instability, longer payment cycles, increased difficulties in collecting accounts receivable and potentially adverse tax consequences. The Company's inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. Fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to end users in a particular country, leading to a reduction in sales in that country. The impact of future exchange rate fluctuations cannot be predicted adequately. To date, the Company has not found it appropriate to hedge the risks associated with fluctuations in exchange rates, as substantially all of the Company's foreign sales have been transacted in U.S. dollars. However, it is possible that the Company may undertake such transactions in the future. There can be no assurance that any hedging techniques implemented by the Company would be successful or that the Company's results of operations will not be materially adversely affected by exchange rate fluctuations. In general, certain seasonal factors and patterns impact the level of business activities at different times in different regions of the world. For example, sales in Europe are adversely affected in the third quarter of each year as many customers and end users reduce their business activities during the summer months. These seasonal factors and currency fluctuation risks could have a material adverse effect on the Company's quarterly results of operations. Further, because the Company has operations in different countries, the Company's management must address differences in regulatory environments and cultures. Failure to address these differences successfully could be disruptive to the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Business--Customers, Sales and Marketing."

     Dependence on Sole Source Subcontractors and Suppliers. The Company relies on subcontractors and suppliers to manufacture, subassemble, and perform first-stage testing of DCS printer components and may, in the future, rely on third parties to develop or provide printer components, some of which are, or may be, critical to the operation of the Company's products. The Company relies on single suppliers for certain critical components, such as rubber drive rollers, electrostatic writing head circuit boards, and application-specific integrated circuits. In addition, the Company relies on limited source suppliers for consumables, such as specialized inks, varnish, vinyls and papers, that the Company sells under the Raster Graphics brand name. The Company's agreements with its subcontractors and suppliers are not exclusive, and each of the Company's subcontractors and suppliers can cease supplying DCS printing system components or consumables with limited notice and with little or no penalty. In the event it becomes necessary for the Company to replace a key subcontractor or supplier, the Company could incur significant manufacturing set-up costs and delays while new sources are located and alternate components and consumables are integrated into the Company's manufacturing process. There can be no assurance that the Company will be able to maintain its present subcontractor and supplier relationships or that the Company will be able to find suitable replacement subcontractors and suppliers, if necessary. Further, there can be no assurance that the Company's present subcontractors and suppliers will continue to provide sufficient quantities of suitable quality DCS product components and consumables at acceptable prices. The loss of subcontractors or suppliers or the failure of subcontractors or suppliers to meet the Company's price, quality, quantity and delivery requirements would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products," "--Suppliers" and "--Manufacturing."

     Risks Associated with Intellectual Property. The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary technology. The Company has been issued nine United States patents related to its printer technology and one United States patent related to its image processing software. Despite the Company's precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technologies without authorization or to develop competing technologies independently. Furthermore, the laws of certain countries in which the Company does business may not protect the Company's software and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, or if a competitor of the Company were to effectively duplicate the Company's proprietary technology, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Intellectual Property."

     Although the Company has not received notices from third parties alleging infringement claims that the Company believes would have a material adverse effect on the Company's business, there can be no assurance that third parties will not claim that the Company's current or future products or manufacturing processes infringe the proprietary rights of others. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

     Recent Acquisition of Onyx. In August 1995, the Company acquired Onyx, which, like Raster Graphics, is at an early stage of development. There can be no assurance that Onyx will be able to successfully develop, manufacture and commercialize its products in the future. In addition, there can be no assurance that the managements and operations of the two companies can be successfully combined. Furthermore, some of Onyx's current customers may perceive the Company as a potential competitor. As a result, there can be no assurance that such customers would continue to purchase Onyx's products which would cause a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

     Difficulties in Managing Growth. The Company has experienced significant growth in its business over the past two years, which has placed demands on the Company's administrative, operational and financial personnel and systems, manufacturing operations, research and development, technical support and financial and other resources. Certain of the Company's officers have recently joined the Company, including the Company's Chief Financial Officer, and the Company anticipates further increases in the number of its senior managers. Failure to manage these changes and to expand effectively any of these areas would have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business--Manufacturing."

     Key Personnel. The success of the Company depends to a large extent upon its ability to retain and continue to attract highly skilled personnel. Competition for employees in the high technology sector in general, and in the LFDP industry in particular, is intense, and there can be no assurance that the Company will be able to attract and retain enough qualified employees. If the business of the Company increases, it may become increasingly difficult to hire, train and assimilate the new employees needed. The Company's inability to retain and attract key employees would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees."

     Environmental. The Company is subject to local laws and regulations governing the use, storage, handling and disposal of the inks sold for use with the Company's printers. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, and while the Company is not aware of any notice or complaint alleging any violation of such laws or regulations, risk of accidental contamination, improper disposal or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future.

     Concentration of Stock Ownership. Upon completion of this offering, the present directors and officers and their affiliates will beneficially own
approximately     % of the outstanding Common Stock. As a result, these
stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

     No Prior Public Market; Possible Volatility of Stock Price. There has been no public market for the Common Stock prior to this offering, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations among the Company, the representatives of the Underwriters and the selling stockholders. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The negotiated public offering price may not be indicative of the market price for the Common Stock following this offering. In recent years, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price fluctuations, sometimes without regard to the operating performance of particular companies. Factors such as quarterly variation in actual or anticipated operating results, changes in earnings estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions may have a significant effect on the market price of the Common Stock. Following fluctuations in the market price of a corporation's securities, securities class action litigation has often resulted. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Dilution. The initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate, substantial dilution. See "Dilution."

     Shares Eligible for Future Sale.  Upon completion of this offering at an
assumed offering price of $     per share, the Company will have outstanding
          shares of Common Stock, assuming no exercise of any outstanding stock options or warrants after March 31, 1996. On the date of this Prospectus,
          shares of Common Stock (including the           shares offered hereby)
will be immediately eligible for sale in the public market. Subject to volume limitations on sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and taking into account the effect of lock-up agreements binding the Company's stockholders, 120,000 and 4,999,877 additional shares of Common Stock, assuming no exercise of outstanding stock options or warrants after March 31, 1996, will be eligible for sale beginning 91 days after the effective date of the Registration Statement and 181 days after the date of this Prospectus, unless earlier released by Hambrecht & Quist LLC. In addition, at various times after expiration of the 180-day lock-up period, an additional 1,189,362 shares will become eligible for sale in the public market upon expiration of their respective two-year holding periods, subject to certain volume and resale restrictions as set forth in Rule 144. Certain stockholders holding 5,444,872 shares of Common Stock (assuming exercise of outstanding warrants for 170,155 shares of Common Stock) are entitled to registration rights with respect to their shares of Common Stock. The Securities and Exchange Commission has recently proposed to reduce the Rule 144 holding periods. If enacted, such modification will have a material effect on the timing of when shares of Common Stock become eligible for resale. Sales of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Common Stock. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

     Blank Check Preferred Stock; Anti-Takeover Provisions. The Company's Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. The Company's Certificate of Incorporation and Bylaws provide for, among other things, the prospective elimination of cumulative voting with respect to the election of directors, the elimination of actions to be taken by written consent of the Company's stockholders and certain procedures such as advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. In addition, the Company's charter documents provide that the Company's Board of Directors be divided into three classes, each of which serves for a staggered three-year term. The foregoing provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors. In addition, these provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company, and may complicate or discourage a takeover of the Company. See "Description of Capital Stock."

                                  THE COMPANY

     The Company was incorporated in July 1987 in the State of California and was reincorporated in Delaware in July 1996. The Company's principal executive offices are located at 3025 Orchard Parkway, San Jose, California 95134. Its telephone number at that location is (408) 232-4000.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the           shares of
Common Stock offered hereby are estimated to be $          ($          if the
Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses and
assuming an initial public offering price of $    per share. The Company intends
to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and research and development. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products, to obtain the right to use complementary technologies and to acquire or expand distribution channels. From time to time, the Company evaluates potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996 (i) on an actual basis and as adjusted to give effect to the conversion of all outstanding Preferred Stock of the Company into Common Stock upon the closing of this offering and the changes in the number of authorized shares of Common and Preferred Stock (all of which will occur in connection with the sale of Common Stock offered hereby) and (ii) as adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby at an
assumed initial public offering price offered hereby of $     per share and the
application of the estimated proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Current portion of long-term debt....................................    $   355       $
                                                                         =======       =======
Long-term debt.......................................................    $   402       $
Stockholders' equity:
  Preferred Stock,
     2,000,000 shares authorized;
     no shares issued or outstanding.................................         --            --
  Convertible Preferred Stock, $0.001 par value,
     6,030,000 shares authorized, actual
     5,892,716 shares issued and outstanding, actual;
     no shares authorized, none issued or outstanding, as adjusted...          6            --
  Common Stock, $0.001 par value, 50,000,000 shares authorized,
     424,023 shares issued and outstanding, actual;           shares
     issued and outstanding, as adjusted(1)..........................         --
  Additional paid-in capital.........................................     25,163
  Retained earnings (accumulated deficit)............................    (17,934)
  Notes receivable from stockholders.................................        (20)
                                                                         -------       -------
     Total stockholders' equity......................................      7,215
                                                                         -------       -------
          Total capitalization.......................................    $ 7,617       $
                                                                         =======       =======

- ---------------

(1) Excludes, as of March 31, 1996, 170,155 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $2.17 per share, 1,027,100 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.69 per share and 289,997 shares available for future issuance under the 1988 Stock Option Plan. See "Management--Stock Option and Incentive Plans," "Description of Capital Stock" and note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value (total tangible assets less total liabilities) of the Company at March 31, 1996 was approximately $7,075,000, or $1.12 per share of Common Stock. After giving effect to the sale by the Company of the shares of Common Stock offered hereby, the Company's pro forma net
tangible book value at March 31, 1996 would have been $           , or $   per
share. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate dilution in net tangible
book value of $   per share to new investors
purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share...........................              $   --
  Net tangible book value per share before the offering...................    $1.12
  Increase per share attributable to new investors........................       --
                                                                              ------
Pro forma net tangible book value per share after the offering............                  --
Dilution per share to new investors.......................................              $   --

     The following table summarizes, on a pro forma basis, as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by (i) existing stockholders and (ii) new investors (before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                    SHARES PURCHASED          TOTAL CONSIDERATION
                                  --------------------       ----------------------       AVERAGE PRICE
                                   NUMBER      PERCENT         AMOUNT       PERCENT         PER SHARE
                                  ---------    -------       -----------    -------       -------------
Existing stockholders(1)........  6,316,739        --%       $24,071,000        --%          $  3.81
New investors(1)................         --        --                 --        --                --
                                      -----    ------              -----    ------
  Total.........................         --     100.0%       $        --     100.0%
                                      =====    ======              =====    ======

     The foregoing computations assume no exercise of the Underwriters' over-allotment option, outstanding warrants or outstanding options after March 31, 1996. As of March 31, 1996, there were outstanding warrants to purchase 170,155 shares of Common Stock at an exercise price of $2.17 per share, and outstanding options to purchase 1,027,100 shares of Common Stock, at a weighted average exercise price of $0.69 per share. To the extent these warrants and options are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Stock Option and Incentive Plans," "Description of Capital Stock" and note 7 of Notes to Consolidated Financial Statements.
- ---------------
(1) Sales by Selling Stockholders in this offering will reduce the number of
    shares held by existing stockholders to           shares or approximately
       % of the total shares of Common Stock outstanding after this offering and
    will increase the number of shares held by new investors to           shares
    or approximately    % of the total shares of Common Stock outstanding after
    the offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The following selected consolidated financial data for the years ended December 31, 1993, December 30, 1994 and December 31, 1995 and as of December 30, 1994 and December 31, 1995 have been derived from the Company's Consolidated Financial Statements included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent public auditors, whose report thereon is also included elsewhere in this Prospectus. The following selected consolidated financial data for the years ended December 27, 1991 and December 25, 1992 and as of December 27, 1991, December 25, 1992 and December 31, 1993 have been derived from the audited financial statements of the Company not included in this Prospectus. The selected financial data for the quarters ended March 31, 1995, 1996, and as of March 31, 1996, have been derived from unaudited interim consolidated financial statements of the Company contained elsewhere herein and reflect, in management's opinion, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations for these periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year.

                                                                    YEARS ENDED                           QUARTERS ENDED
                                                ----------------------------------------------------   ---------------------
                                                DEC. 27,   DEC. 25,   DEC. 31,   DEC. 30,   DEC. 31,   MAR. 31,    MAR. 31,
                                                  1991       1992       1993       1994     1995(1)      1995        1996
                                                --------   --------   --------   --------   --------   ---------   ---------
                                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Net revenues................................  $ 7,770    $ 8,525    $14,719    $13,235    $26,045     $ 5,720     $ 8,591
  Cost of revenues............................    6,111      6,115      9,942      9,704     16,598       3,792       5,305
                                                -------    -------    -------    -------    -------     -------     -------
  Gross profit................................    1,659      2,410      4,777      3,531      9,447       1,928       3,286
  Operating expenses:
    Research and development..................    1,497      1,638      2,179      2,748      3,373         642         934
    Sales, general and administrative.........    2,081      2,497      2,492      3,012      5,074         916       1,785
    Acquired in-process research and
      development(1)..........................       --         --         --         --        889          --          --
                                                -------    -------    -------    -------    -------     -------     -------
  Total operating expenses....................    3,578      4,135      4,671      5,760      9,336       1,558       2,719
                                                -------    -------    -------    -------    -------     -------     -------
  Operating income (loss).....................   (1,919 )   (1,725 )      106     (2,229 )      111         370         567
  Interest income (expense), net..............      (44 )     (336 )      (60 )      101         49           3          (3)
                                                -------    -------    -------    -------    -------     -------     -------
  Income (loss) before provision for income
    taxes.....................................   (1,963 )   (2,061 )       46     (2,128 )      160         373         564
  Provision for income taxes..................       --         --          5         --         83         194          75
                                                -------    -------    -------    -------    -------     -------     -------
  Net income (loss)...........................  $(1,963 )  $(2,061 )  $    41    $(2,128 )  $    77     $   179     $   489
                                                =======    =======    =======    =======    =======     =======     =======
  Net income (loss) per share(2)..............                                              $  0.01     $  0.03     $  0.07
                                                                                            =======     =======     =======
  Shares used in per share calculation........                                                7,172       6,892       7,304
                                                                                            -------     -------     -------

                                                           DEC. 27,   DEC. 25,   DEC. 31,   DEC. 30,   DEC. 31,   MAR. 31,
                                                             1991       1992       1993       1994       1995       1996
                                                           --------   --------   --------   --------   --------   ---------
                                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
  Cash and cash equivalents..............................  $ 1,440    $ 1,695    $ 4,148    $ 1,607    $ 1,550     $ 1,506
  Total assets...........................................    4,397      5,899      9,010      7,912     12,343      13,050
  Long-term debt.........................................      108         10         --        338        504         402
  Total stockholders' equity.............................     (798 )   (2,861 )    5,900      3,801      6,713       7,215

- ---------------

(1) In August 1995, the Company acquired Onyx Graphics Corporation and incurred a charge of $889,000 for acquired in-process research and development. See note 3 of Notes to Consolidated Financial Statements.

(2) See note 1 of Notes to Consolidated Financial Statements for an explanation of the computation of net income (loss) per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Raster Graphics was established in 1987 initially to develop low-cost electrostatic raster printers for the computer-aided design ("CAD") market. Raster Graphics commenced shipments of its first printer, a 22-inch printer, in 1989, followed by a 24-inch printer in 1990 and a 36-inch printer in 1992.

     In 1993, the Company identified the on-demand production LFDP market as a new opportunity to leverage its proprietary print head technology. As a result, in 1993 the Company shifted its product focus and began to develop the DCS 5400 specifically for the LFDP market. Shipments of the DCS 5400 began in July 1994.

     Beginning in July 1994, the Company commenced shipping the image processing software package from Onyx, along with the Company's DCS printers, to provide a complete system solution to its customers. In August 1995, Raster Graphics acquired Onyx, a Company that develops image processing software for LFDP printers manufactured by Raster Graphics, as well as a number of other manufacturers including CalComp, Encad, Hewlett-Packard and ColorgrafX. In addition to supplying software to Raster Graphics, Onyx also sells its software products to OEMs, VARs, systems integrators and other printer manufacturers.

     Raster Graphics also sells related consumables, including specialized inks and papers. The sale of consumables generates recurring revenues which the Company believes will continue to increase to the extent that the installed base of DCS printing systems expands. See "Risk Factors -- Competition" and
"-- Dependence on Sole Source Subcontractors and Suppliers."

     In the United States, Raster Graphics also derives revenues from maintenance contracts of installed DCS systems and printers, as well as the Company's older 22-inch, 24-inch and 36-inch printers. Revenue is also generated from the sale of spare parts.

     Raster Graphics' end user customers, OEMs, VARs, and international distributors submit purchase orders that generally require product shipment within two to eight weeks from receipt of order. Accordingly, the Company does not use order backlog as a primary basis for management planning for longer periods. Revenues are recognized upon shipment if there are no contingencies. If contingencies exist, revenues are recognized only when such contingencies are removed by the customer.

     Cost of revenues includes materials, labor, overhead and software royalties. Cost of revenues as a percentage varies depending upon the revenue mix generated through end user, OEM, VAR and distributor revenues, and the revenue mix generated from Onyx software license fees, DCS printing systems sales, consumables sales and service fees.

     Raster Graphics expenses research and development costs as incurred. Research and development expenses have increased from year to year, and Raster Graphics expects further increases in research and development expenses in the future due to the development of new products.

     Raster Graphics' sales and marketing expenses and general and administrative expenses have also increased to support the revenue growth of the Company. The Company's strategy is to distribute its products through a direct sales force and independent representatives in selected markets (currently the United States and Germany), as well as through OEMs, VARs and distributors. Raster Graphics also incurs sales and marketing expenses in connection with product promotional activities.

     The Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, and continue to upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing these risks. As of March 31, 1996, the Company had an accumulated deficit of $17.9 million. Although the Company was profitable in 1995 and the first quarter of 1996, there can be no assurance that the Company will be profitable in the future. See "Risk Factors -- Significant Fluctuations in Quarterly Results," "-- Limited History of Profitability and Uncertainty of Future Financial Results," "-- Uncertainty Regarding LFDP Market; Uncertainty Regarding Market Acceptance of New Products," "-- Competition," "-- Dependence on a Single Product Line," "-- Reliance on Third-Party Distribution,"
"-- Dependence on Sole Source Subcontractors and Suppliers," "-- Difficulties in Managing Growth" and "-- Key Personnel."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated selected items of the Company's consolidated statements of operations expressed as a percentage of its net revenues:

                                                      YEARS ENDED                      QUARTERS ENDED
                                       ------------------------------------------   ---------------------
                                       DECEMBER 31,   DECEMBER 30,   DECEMBER 31,   MARCH 31,   MARCH 31,
                                           1993           1994           1995         1995        1996
                                       ------------   ------------   ------------   ---------   ---------
Net revenues.........................      100.0%         100.0%         100.0%       100.0%      100.0%
Cost of revenues.....................       67.6           73.3           63.7         66.3        61.8
                                           -----          -----          -----        -----       -----
Gross profit.........................       32.4           26.7           36.3         33.7        38.2
Operating expenses:
  Research and development...........       14.8           20.8           13.0         11.2        10.9
  Sales and marketing................       10.8           15.5           14.0         11.0        15.8
  General and administrative.........        6.1            7.2            5.5          5.0         4.9
  Acquired in-process research and
     development(1)..................         --             --            3.4           --          --
  Total operating expenses...........       31.7           43.5           35.9         27.2        31.6
                                           -----          -----          -----        -----       -----
Operating income (loss)).............        0.7          (16.8)           0.4          6.5         6.6
Interest income (expense), net.......       (0.4)           0.7            0.2           --          --
Income (loss) before provision for
  income taxes.......................        0.3          (16.1)           0.6          6.5         6.6
Provision for income taxes...........         --             --            0.3          3.4         0.9
                                           -----          -----          -----        -----       -----
Net income (loss)....................        0.3%         (16.1)%          0.3%         3.1%        5.7%
                                           =====          =====          =====        =====       =====

- ---------------

(1) In August 1995 the Company acquired Onyx Graphics Corporation and incurred a charge of $889,000 for acquired in-process research and development. See note 3 of Notes to Consolidated Financial Statements.

QUARTERS ENDED MARCH 31, 1995 AND 1996

     Net Revenues. Net revenues increased from $5.7 million in the quarter ended March 31, 1995 to $8.6 million for the comparable period in 1996 for an increase of 50.2%. The increase was primarily due to increased sales of printer systems following introduction of the DCS 5442 printing system in January 1996, increased sales of consumables, sales by the Company's new German subsidiary and consolidation of sales following the acquisition of Onyx.

     For the quarter ended March 31, 1995, one customer accounted for 19.3% of net revenues. A second customer accounted for 11.7% of net revenues in the quarter ended March 29, 1996.

     Gross Profit. Gross profit was $1.9 million, or 33.7% of net revenues, for the quarter ended March 31, 1995, compared to gross profit of $3.3 million, or 38.2% of net revenues, for the comparable period in 1996. The absolute dollar increase in gross profit was primarily the result of increased net revenues, while the improvement in gross profit as a percentage of net revenues was due to improvements in manufacturing efficiency, the allocation of fixed costs over a larger number of units sold and increased sales of higher margin products.

     Research and Development. Research and development expenses were $642,000, or 11.2% of net revenues for the quarter ended March 31, 1995, compared to expenses of $934,000, or 10.9% of net revenues, for the comparable period in 1996. The absolute dollar increase in research and development expenses was primarily the result of new product development activities.

     Sales and Marketing. Sales and marketing expenses were $632,000, or 11.0% of net revenues, for the quarter ended March 31 1995, compared to expenses of $1.4 million, or 15.8% of net revenues, for the comparable period in 1996. This increase was due primarily to the personnel and related costs associated with the Company's acquisition of Onyx, the establishment of the Company's German subsidiary and increased sales activities.

     General and Administrative. General and administrative expenses were $284,000, or 5.0% of net revenues, for the quarter ended March 31, 1995, compared to expenses of $421,000, or 4.9% of net revenues, for the comparable period in 1996.

     Provision for Income Taxes. For the quarters ended March 31, 1995 and March 29, 1996, income taxes have been provided for based upon estimated annualized effective tax rates of 51.9% and 13.3%, respectively, applied to the earnings for the period. The provision for income taxes for the quarter ended March 31, 1995 reflects unbenefited foreign losses and the tax benefits of utilizing net operating loss carryforwards. The provision for the comparable period in 1996 reflects the tax benefits of utilizing net operating loss carryforwards.

FISCAL YEARS ENDED DECEMBER 1993, 1994 AND 1995

     Net Revenues. Net revenues were $14.7 million, $13.2 million and $26.0 million in 1993, 1994 and 1995, respectively. The decrease in net revenues in 1994 primarily resulted from a decrease in sales of 24-inch and 36-inch raster printers (which the Company no longer markets) in the first six months of 1994, which the Company believes was due to competitive pressures attributed to introduction of ink jet printers by Hewlett-Packard. In the second half of 1994, the Company's DCS 5400 began gaining market acceptance, which partially offset the decrease in net revenues in the first six months of 1994. In addition, sales of consumables increased in 1994 as a result of increased orders for DCS printing systems, further offsetting the reduction in sales of 24-inch and 36-inch printers. The primary reason for the $12.8 million increase from 1994 to 1995 was continued growth in sales of DCS printing systems and increased sales of consumables, spare parts and the consolidation of net revenues from Onyx after August 10, 1995.

     Future revenue growth will depend on a number of factors, including the Company's ability to develop, manufacture, market and sell innovative and reliable new products, customer satisfaction, market growth, competitive developments, product mix, vendor performance and the Company's ability to handle growth. There can be no assurance that the Company's revenues will continue to grow at current rates, or at all. See "Risk Factors -- International Revenues."

     International sales, which include export sales and sales shipped by the Company's European operations, were $7.1 million, $7.4 million and $12.8 million for 1993, 1994 and 1995, respectively. These sales represented 48.1%, 55.9% and 49.3% of net revenues. The increases in international sales were a result of the increased international customer acceptance of the DCS printing systems and establishment of new distribution arrangements. Future international revenues will depend on the factors set forth above, and will be subject to unexpected changes in regulatory requirements and tariffs, longer customer payment cycles, fluctuation in currency exchange rates, seasonal factors and risks associated with managing business operations in geographically distant locations. No assurance can be given that international revenues will continue to grow at current rates, or at all. See "Risk Factors -- International Revenues."

     One customer, a related party in 1993, accounted for 33.4%, 20.6% and 10.9% of net revenues for 1993, 1994 and 1995, respectively. Another customer accounted for 18.4% of net revenues in 1993. There were no other customers which accounted for more than 10% of net revenues during these years. Any material reduction in purchases by the first customer could have a material adverse effect on the Company and its operations and financial condition.

     Gross Profit. Gross profit was $4.8 million, $3.5 million and $9.4 million, or 32.4%, 26.7% and 36.3% of revenues, for 1993, 1994 and 1995, respectively. The decrease in gross margin from 1993 to 1994 was primarily due to competitive pricing pressures from Hewlett-Packard with respect to the Company's 24-inch and 36-inch printers (which the Company no longer markets) and higher fixed overhead costs being allocated over fewer units in the first six months of 1994. In 1994, this decrease was partially offset by sales of the new DCS systems, which contributed a higher margin. The improved gross margin in 1995 was primarily due to a change in product mix to a greater percentage of relatively higher-margin DCS printing systems. The Company's future level of gross profit will depend on a number of factors, including product mix and its abilities to control variable expenses relative to revenue levels, maintain a revenue base over which to allocate fixed costs and continue to develop, manufacture, market and sell innovative and reliable new products.

     Research and Development. Research and development expenses were $2.2 million, $2.7 million and $3.4 million, or 14.8%, 20.8% and 13.0% of net revenues, for 1993, 1994 and 1995, respectively. The absolute dollar increase from 1993 to 1994 was primarily due to engineering material expenditures related to the development of new products. The absolute dollar increase from 1994 to 1995 was primarily due to increased payroll and related expenses, including the Onyx engineering staff, and to a lesser degree increased engineering material expenditures and increased facility costs related to the Company's new facility. The Company intends to continue to dedicate substantial resources to research and development activities. Accordingly, the Company believes that research and development expenses generally will continue to increase in dollar amounts, and may increase as a percentage of revenues, in the future.

     Sales and Marketing. Sales and marketing expenses were $1.6 million, $2.1 million and $3.6 million, or 10.8%, 15.5% and 14.0% of net revenues, for 1993, 1994 and 1995, respectively. The primary cause of the absolute dollar increase have been increases in payroll and payroll-related expenses due to increases in personnel, and to a lesser degree, travel-related expenses. Spending also increased in 1995 due to the opening of sales offices in Germany and the United Kingdom to support increased sales activities in Europe. The Company believes that sales and marketing expenses will continue to increase in dollar amounts, and may increase as a percentage of revenues, in the future.

     General and Administrative. General and administrative expenses were $901,000, $958,000 and $1.4 million, or 6.1%, 7.2% and 5.5% of net revenues, for
1993, 1994 and 1995, respectively. The absolute dollar amounts of general and administrative expenses were comparable in 1993 and 1994. The increase in 1995 was primarily related to increased payroll and payroll-related expenses and increased costs related to the Company's new facility. The Company believes that general and administrative expenses will continue to increase in dollar amounts, and may increase as a percentage of revenues, in the future.

     Acquired In-Process Research and Development. In August 1995, the Company acquired Onyx Graphics Corporation for stock and other consideration valued at $1.5 million. The assets acquired included tangible assets valued at $866,000, intangible assets of $454,000, less liabilities assumed of $570,000, and software in the development stage valued at approximately $750,000 which was expensed in the September 1995 quarter as it had not yet reached technological feasibility and did not have alternative future uses. In addition, the Company wrote off $139,000 in the September 1995 quarter for redundant PostScript licenses that the Company had purchased for the Company's development of a similar image processing software product.

     Interest Income (Expense), net. The Company's net interest expense was $60,000 in 1993, due to interest expense of $173,000 primarily related to interest on related-party notes, which was offset in part by interest income. Net interest income was $101,000 and $49,000 in 1994 and 1995, respectively.

     Provisions for Income Taxes. The provision for income taxes was $5,000 and $83,000 for 1993 and 1995, respectively. There was no provision for income taxes for 1994 as the Company incurred operating losses. The provision for income taxes for 1993 differs from the statutory federal income tax rate, primarily due to the utilization of net operating loss carryforwards. The provision for income taxes for 1995 differs from the statutory income tax rate, primarily due to unbenefited foreign losses and the tax benefits of utilizing net operating loss carryforwards.

     As of December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $13.2 million and $4.4 million, respectively. The Company also has federal and California research and development tax credit carryforwards of approximately $753,000 and $325,000, respectively. The net operating loss and credit carryforwards will expire, if not utilized, at various dates beginning in 1996 through 2010.

     Utilization of the net operating losses and credits will be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the "Code") and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Under Statement of Financial Accounting Standards No. 109, deferred tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based on the weight of available evidence, which includes the Company's historical operating performance, the reported loss in 1994, only marginal profitability in 1993 and 1995, and the uncertainties regarding future results of operations, the Company has provided a full valuation allowance against its net deferred tax assets of $7.3 million at December 31, 1995, as it is more likely than not that the deferred tax assets will not be realized.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for the five quarters ended March 31, 1996, as well as such data expressed as a percentage of the Company's net revenues for the periods indicated. In the opinion of management, the data has been prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in the Prospectus and includes all necessary adjustments, consisting only of normal recurring accruals, that management considers necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

                                                                   QUARTERS ENDED
                                           ---------------------------------------------------------------
                                           MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                             1995        1995         1995            1995         1996
                                           ---------   --------   -------------   ------------   ---------
                                                                   (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues.............................   $ 5,720     $5,932       $ 6,835         $7,558       $ 8,591
Cost of revenues.........................     3,792      3,909         4,315          4,582         5,305
                                             ------     ------        ------         ------        ------
Gross profit.............................     1,928      2,023         2,520          2,976         3,286
Operating expenses:
  Research and development...............       642        784           948            999           934
  Sales and marketing....................       632        743           975          1,290         1,364
  General and administrative.............       284        316           408            426           421
  Acquired in-process research and
     development(1)......................        --         --           889             --            --
                                             ------     ------        ------         ------        ------
     Total operating expenses............     1,558      1,843         3,220          2,715         2,719
                                             ------     ------        ------         ------        ------
Operating income (loss)..................       370        180          (700)           261           567
Interest income (expense), net...........         3         19            16             11            (3)
                                             ------     ------        ------         ------        ------
Income (loss) before provision for income
  taxes..................................       373        199          (684)           272           564
Provision for (benefit from) income
  taxes..................................       194        103          (355)           141            75
                                             ------     ------        ------         ------        ------
Net Income (loss)........................   $   179     $   96       $  (329)        $  131       $   489
                                             ======     ======        ======         ======        ======

- ---------------
(1) In August 1995 the Company acquired Onyx Graphics Corporation and incurred a charge of $889,000 for acquired in-process research and development. See note 3 of Notes to Consolidated Financial Statements.

                                                                   QUARTERS ENDED
                                           ---------------------------------------------------------------
                                           MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                             1995        1995         1995            1995         1996
                                           ---------   --------   -------------   ------------   ---------
STATEMENT OF OPERATIONS DATA:
Net revenues.............................    100.0%      100.0%       100.0%          100.0%       100.0%
Cost of revenues.........................     66.3        65.9         63.1            60.6         61.8
                                             -----       -----        -----           -----        -----
Gross profit.............................     33.7        34.1         36.9            39.4         38.2
Operating expenses:
  Research and development...............     11.2        13.2         13.9            13.2         10.9
  Sales and marketing....................     11.0        12.5         14.2            17.1         15.8
  General and administrative.............      5.0         5.4          6.0             5.6          4.9
  Acquired in-process research and
     development(1)......................       --          --         13.0              --           --
                                             -----       -----        -----           -----        -----
     Total operating expenses............     27.2        31.1         47.1            35.9         31.6
                                             -----       -----        -----           -----        -----
Operating income (loss)..................      6.5         3.0        (10.2)            3.5          6.6
Interest income (expense), net...........       --         0.3          0.2             0.1           --
                                             -----       -----        -----           -----        -----
Income (loss) before provision for income
  taxes..................................      6.5         3.3        (10.0)            3.6          6.6
Provision for (benefit from) income
  taxes..................................      3.4         1.7          5.2             1.9          0.9
                                             -----       -----        -----           -----        -----
Net Income (loss)........................      3.1%        1.6%        (4.8)%           1.7%         5.7%
                                             =====       =====        =====           =====        =====

- ---------------
(1) In August 1995 the Company acquired Onyx Graphics Corporation and incurred a charge of $889,000 for acquired in-process research and development. See note 3 of Notes to Consolidated Financial Statements.

QUARTERLY TRENDS

     Net Revenues. Net revenues increased and gross margins improved in the third and fourth quarters of 1995 as compared with the first half of 1995 primarily due to the higher gross margin sales associated with Onyx Graphics Corporation, which was acquired in August 1995.

     Fluctuations in Quarterly Results. The Company's operating results have historically been, and will continue to be, subject to significant quarterly and annual fluctuations due to a number of factors, including fluctuations in capital spending domestically or internationally in one or more industries to which the Company sells its products, new product introductions by the Company or its competitors, changes in product mix and pricing by the Company, its suppliers or its competitors, availability of components and raw materials, failure to manufacture a sufficient volume of products in a timely and cost-effective manner, any failure to introduce new products on a timely basis, or to anticipate changing customer product requirements, lack of market acceptance or shifts in the demand for the Company's products, changes in the mix of sales by the distribution channel, changes in the spending patterns of the Company's customers, and extraordinary events such as litigation or acquisitions. The Company's gross margins may vary greatly depending on the mix of sales of lower margin hardware products, and higher margin software products.

     The Company's operating results will also be affected by general economic and other conditions affecting the timing of customer orders and capital spending. The Company generally recognizes product revenue upon shipment. The Company's net revenues and results of operations for a fiscal period will therefore be affected by the timing of orders received and orders shipped during such period. A delay in shipments near the end of a fiscal period, due for example to product development delays or to delays in obtaining materials, could materially adversely affect the Company's business, financial condition and results of operations for such period. Moreover, continued investments in research and development, capital equipment and ongoing customer service and support capabilities will result in significant fixed costs which the Company will not be able to reduce rapidly. Accordingly, therefore, if the Company's sales for a particular fiscal period are below expected levels, the Company's business, financial condition and results of operations for such fiscal period could be materially adversely affected. There can be no assurance that the Company will be able to increase or sustain profitability on a quarterly or annual basis in the future.

     The Company has experienced and is expected to continue to experience seasonality in product bookings. The Company could experience lower bookings during the third quarter of each fiscal year, due primarily to the slowdown in sales to European markets. Consequently, revenues could be adversely impacted in the summer months due to the generally reduced economic activity in Europe at such time. Moreover, because orders constituting the Company's backlog are subject to changes in delivery schedules and in certain instances are subject to cancellation without significant penalty, the Company's backlog may not be indicative of demand for the Company's products or actual net revenues for any future period.

     In addition, a significant percentage of the Company's bookings frequently occur in the last month of each fiscal quarter. This fact, coupled with the relatively short lead-time associated with many of the Company's customer orders, limits the Company's ability to determine quarterly results until relatively late in the period.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private sales of Preferred Stock and Common Stock of $24.1 million, issuance of convertible debt, bank loans, equipment lease financing and private loans and cash provided by operations for the quarter ended March 31, 1996. Cash used in operations was $342,000, $2.2 million and $638,000 in 1993, 1994 and 1995, respectively, and for the quarter ended March 31, 1996, $385,000 of cash was generated by operations. For 1995, net cash used in operations was due primarily to increases in inventories and accounts receivables associated with higher net revenues, which were partially offset by an increase in accounts payable. Net cash provided by operations for the quarter ended March 31, 1996 was primarily from net income, adjusted for depreciation and deferred revenue and a decrease in accounts receivable, partially offset by an increase in inventories associated with higher net revenues.

     Net cash used in investing activities was $813,000, $805,000, $1.0 million and $340,000 for 1993, 1994, 1995 and the quarter ended March 31, 1996, respectively, due primarily to the purchase of capital equipment. The Company currently has budgeted $2.4 million in 1996 for capital expenditures.

     Financing activities provided net cash of $3.6 million, $487,000 and $1.6 million, respectively, for 1993, 1994 and 1995, due primarily to sales of equity securities offset by payments on notes and capital lease obligations. The Company used net cash of $89,000 for financing activities for the quarter ended March 31, 1996 related to payments on notes and capital lease obligations, partially offset by proceeds from exercise of stock options.

     The Company has not invested in derivative securities or any other financial instrument that involves a high level of complexity or risk. Management expects that, in the future, cash in excess of current requirements will be invested in investment grade, interest-bearing securities.

     At March 31, 1996, the Company had $1.5 million of cash and cash equivalents. The Company also has available a $2.0 million bank line of credit agreement that expires on October 15, 1996, which is secured by the tangible assets of the Company. At March 31, 1996, there were no borrowings outstanding under the bank line of credit.

     The Company believes that existing cash and cash equivalents, together with
anticipated net proceeds of approximately $    million from this offering, will
be sufficient to finance its capital requirements through at least the next two years. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through bank borrowings and public or private sales of its securities, including equity and debt securities. The Company's future capital requirements, however, depend on numerous factors, including, without limitation, the success of marketing, sales and distribution efforts; the progress of its research and development programs; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; competition; competing technological and market developments; and the effectiveness of product commercialization activities and arrangements. There can be no assurance that additional funds, if required, will be available to the Company on favorable terms or at all.

                                    BUSINESS

     Raster Graphics develops, manufactures and markets high-performance, large format, digital color printing systems, and sells related consumables for the on-demand LFDP market. The Company's products are designed to meet the short-run, on-demand production market requirements of quality, speed, flexibility, reliability and low per copy cost. The LFDP market consists of color print jobs with run lengths ranging from one to 200 copies, and output sizes of 20-inches by 30-inches or larger. Applications include POP signs, trade show exhibit graphics, displays, transit advertising, fleet graphics, banners, billboards, courtroom graphics, backlit signage, posters and sports and corporate events. The primary users of Raster Graphics' DCS printing systems are color photo labs, reprographic houses, graphic arts service bureaus, exhibit builders, digital color printers, screen printers and in-house print shops. DCS printing systems allow users to print short runs of high quality color graphics on-demand at substantial time and cost savings relative to traditional printing methods.

INDUSTRY BACKGROUND

  Graphics Market Size and Trends

     The overall graphics market, consisting of offset, screen, photographic and digital printing, is a large and mature market. According to U.S. Commerce Daily, in 1995, the graphics market in the United States had sales of $160 billion with an estimated growth rate of 8% per year. However, according to the 1996 Electronic Hard Copy Research report by IT Strategies, a printing industry market research firm ("IT Strategies"), the LFDP segment of this market is projected to grow more rapidly from an estimated annual sales of $2.7 billion in 1995 to $10 billion in 1998, for a compound annual growth rate of over 50%. Another study, Wide Format Color Inkjet Graphics Printing -- January 1996, by CAP Ventures, a market research company, projects that the LFDP segment of the market will grow to $18 billion in 1999.

     This rapid growth of the LFDP market is being driven by the following factors:

     - Customization. The ability to vary content electronically on a print-by-print basis enables companies to create highly-focused marketing campaigns customized to market segment characteristics, such as nuances in language, culture and geographic location.

     - Demand for Color. The use of color in graphics design has become pervasive as digital technology has made full color printing as accessible as black and white printing. End users strongly prefer to use full color in all forms of communications and advertising because of its positive impact on awareness and retention.

     - Available Technology. Advances in high speed, large format digital printing technology enable cost effective, high quality, on-demand color print jobs in run-lengths from one to 200 copies. The Company is a leader in the development of these higher speed production digital technologies.

     - Desktop Publishing. Recent innovations in desktop publishing have provided graphics design capabilities to thousands of users through the use of widely available software packages such as Adobe Illustrator, Aldus PageMaker and QuarkXPress which have revolutionized desktop graphics design. This digital desktop publishing technology enables users to create new designs easily and quickly and print them directly using LFDP systems.

     - Market Expansion. The installed base of thousands of low-cost, color inkjet printers is helping to fuel the growth of many new applications such as corporate presentations, POP displays and exhibit graphics. As end users become accustomed to color graphics and demand higher performance capabilities including speed, graphics size and outdoor applications, the demand for LFDP should expand.

     - Efficiency of Large Format Print Advertising. The Traffic Audit Bureau for Media Measurement, Inc., estimates in its Planning for Out of Home Media Report that large format print advertising is six-to-nine times more cost effective than newspaper and television advertising. As a result, Outdoor Services, Inc., a marketing research company, estimates that large format print advertising is one of the fastest growing advertising media, rising from sales of $260 million in 1970 to $3.5 billion in 1995. LFDP technology enables adoption of this cost-effective medium by a new class of regional users desiring a smaller number of prints.

  Traditional Printing Methods

     Prior to the availability of LFDP technology, graphic printing methods were limited to the following three categories: photographic enlargement, screen printing and offset printing.

     - Photographic Enlargement. The photographic enlargement process involves imaging a digital file on a film recorder and using an enlarger to expose large photographic paper or backlit film. While this method provides a cost-effective solution for a small number of prints, it requires extensive chemical-based processing, which requires special handling. Furthermore, the image quality for line art, such as text, can lose its sharpness as the image is enlarged. Also, the photographic process is primarily suited for indoor applications.

     - Screen Printing. In the screen print process, the image is first created on four sets of film -- one for each of the four process colors, representing Cyan, Magenta, Yellow and Key (black) ("CMYK"). These films are then exposed onto four screens to produce masks for each color. Ink pigments are applied through these masks by a squeegee to produce the final graphics. While screen print quality is acceptable for most distance-viewed applications, this multi-step process is expensive and time-consuming, making it uneconomical for runs shorter than 50 to 100 copies.

     - Offset Printing. Offset printing requires the creation of four films which are then used to make printing plates. The plates are physically mounted on a press, ink is applied to the plates, and the image is then transferred by an intermediary blanket onto the final paper. In addition to film and plate-making, offset printing also requires extensive press setup. Offset printing is an expensive, time-consuming process and is uneconomical for runs shorter than 1,000 copies. However, offset printing offers the highest quality graphics and lowest cost per copy for runs over 1,000 copies.

     Because of the multi-step process and high set-up costs, each of these traditional printing technologies is only cost-effective within certain ranges of run lengths. The Company believes the following graph shows the range over which each traditional printing method and LFDP are cost-effective, while the succeeding table provides a comparison of the four methods' capabilities.

                                      LOGO

* Determination of image quality is subjective, involving individual taste and perception. The above chart indicates the Company's estimates of generally-accepted industry perceptions of image quality.

                         PRINTING METHODS' CAPABILITIES

                                     HIGH IMAGE       ON-         SHORT       OUTDOOR
          METHOD                      QUALITY*      DEMAND        RUNS     APPLICATIONS
        --------------------------------------------------------------------------------
          LFDP                           'X'          'X'          'X'          'X'
          Photograph                     'X'          'X'          'X'
          Screen                                                   'X'          'X'
          Offset                         'X'                                    'X'
        --------------------------------------------------------------------------------

* Determination of image quality is subjective, involving individual taste and perception. The above chart indicates the Company's estimates of generally-accepted industry perceptions of image quality.

  Digital Printing

     Digital printing fulfills the unmet demand of short-run users, as it does not require expensive chemicals, films, screens, masks or set-up processes. Furthermore, this technology allows graphics to be printed directly from a variety of desktop publishing programs onto paper.

     Currently, there are two primary methods of digital printing, electrostatic and inkjet. Electrostatic print heads form images by depositing small dots of electrical charge across the full width of the paper. The image is developed by the ink being attracted to the charged dots. Inkjet printers form images by spraying very small dots of water-based inks as the print head moves horizontally in a scanning-type process. Electrostatic printers achieve the speeds required for runs of up to 200 copies (referred to as the production market), whereas inkjet printers are considerably slower and are generally used for very short runs of fewer than five copies. Furthermore, electrostatic technology utilizes weather-durable pigment-based inks that can be used for both indoor and outdoor applications. Inkjet technology is primarily used for indoor applications. The following chart compares the electrostatic and inkjet methods:

                               LFDP TECHNOLOGIES

  TECHNOLOGY          LIST PRICE         TYPICAL PRINT TIME         DURABILITY
- --------------    -------------------    ------------------     ------------------
Inkjet            $3,000 - $10,000         20 - 30 min.         Currently indoor
                                                                applications only
Electrostatic     $35,000 - $120,000        1 - 5 min.          Indoor and outdoor
                                                                applications

- ---------------
Source -- Raster Graphics, Inc.

RASTER GRAPHICS' SYSTEM SOLUTION

     Raster Graphics offers a complete printing system solution to meet the demands of the high performance production LFDP market. Raster Graphics' solution consists of its electrostatic DCS printers, integrated image processing software and related consumables and services. Key benefits of the DCS printing systems include:

     High Performance. With a production printing speed of 600 to 1,000 square feet per hour, the DCS printing system can produce 50 to 60, full-color, 36- by 48-inch posters in one hour, which the Company believes is significantly faster than comparable printers. Runs of up to 200 prints can be easily produced in a single shift.

     Low Cost for Short Runs. Primary job costs of DCS printing systems are variable and are principally composed of consumables costing approximately 30c to 50c per square foot for paper-based graphics. In contrast, conventional printing methods involve relatively high fixed overhead, set-up and labor costs for each printing job. Furthermore, the on-demand capability of digital printing reduces the waste of surplus or outdated copies. As a result, the Company believes that the DCS printing systems provide the most cost-effective solution for runs up to 200 copies as illustrated below.

                          PRINTING METHODS COMPARISONS

                  FEATURE                    OFFSET PRINTING     SCREEN PRINTING     DCS SYSTEM
- -------------------------------------------  ---------------     ---------------     ----------
Job Turnaround Time                           3 - 5 days          5 - 9 days           1 day
Estimated Total Cost for 50 copies              $4,500               $900              $300
Estimated Total Cost for 200 copies             $5,500              $1,100            $1,100
Quality of Output*                             Excellent             Good            Very Good

- ---------------
Source -- Raster Graphics, Inc.

* Determination of image quality is subjective, involving individual taste and perception. The above chart indicates the Company's estimates of generally-accepted industry perceptions of image quality.

     Targeting and Customizing or "Narrowcasting." The DCS printing systems allow content to be varied on a print-by-print basis. Fixed and variable data are printed in one process at the same quality level. This permits narrowcasting marketing campaigns that are customized to a specific market segment.

     High Print Quality and Flexibility. The DCS printing systems offer two printing resolution modes, a 200 x 200 dots per inch ("dpi") mode and a 200 x 400 dpi mode, allowing utilization of the same system for two levels of image quality to meet the needs of both close-up graphics and distance-viewed graphics.

     Raster Graphics' products have received five highly acclaimed industry awards for their contribution to digital printing technology. The Company's DCS 5400 product received the Digital Printing and Imaging Association's Product of the Year award; was named among the Top 10 New Repro Products for 1994 by Modern Reprographics; was designated a Hot Product for 1994 by Electronic Publishing; received a 1994 Editor's Choice Award from Computer Graphics World; and was honored with the 1994 Industry Excellence Award by IEEE Computer Graphics and Applications. See "Risk Factors -- Limited History of Product Manufacturing and Use; Product Defects" and "-- Dependence on Single Product Line."

STRATEGY

     Raster Graphics' objective is to build on its position as a market leader in providing digital printing systems and related consumables and services for the rapidly growing, on-demand LFDP production printing market. The Company's strategy for growth includes the following:

     Provide System Solutions. In August 1995, the Company acquired Onyx Graphics Corporation, a leader in image processing software, enabling the Company to develop highly integrated systems solutions for its customers. Raster Graphics plans to continue developing additional products and services to provide complete integrated solutions to its customers. The Company believes that customers prefer an integrated solution since most customers lack the expertise or time to source and integrate individual and potentially incompatible components from multiple suppliers.

     Focus on Large Format Digital Segment. Raster Graphics plans to continue to focus its efforts on producing LFDP systems with capabilities that target and address specific needs of the production customer, such as paper graphics, backlit graphics, vinyl graphics and textile graphics. The Company believes that the rapid growth in small format on-demand color printing will also stimulate demand for comparable large format solutions by raising the level of awareness of the benefits of short-run printing.

     Increase Recurring Revenues Base. Raster Graphics plans to continue expanding its services and specialized consumables businesses which provide recurring revenues to the Company. The Company currently sells various inks, varnish, specially-coated papers, vinyls and maintenance and training services.

     Leverage Core Technologies. Raster Graphics plans to leverage its technological expertise to expand its product offerings. The Company has expertise in a number of core technologies, including knowledge of complex print head design and manufacturing; high speed paper transport; high speed data transfer; and image processing software.

     Pursue Acquisitions, Joint Ventures and Alliances. Raster Graphics will seek to acquire strategic businesses and technologies and establish joint ventures with companies offering complementary products or synergistic distribution. For example, by utilizing Onyx's leadership position in image processing software, Raster Graphics plans to build alliances with manufacturers and distributors of entry level low-speed graphics printers. The Company believes that this large base of low-speed graphics printing systems will become upgrade prospects for the Company's high performance production systems.

     Expand International Markets. Approximately half of the Company's revenues are derived from sales in international markets. The Company believes that these markets offer attractive growth opportunities fueled by a variety of languages and cultural and business customs which result in the need for customization. Raster Graphics plans to continue expanding its direct presence in international markets by establishing additional foreign subsidiaries and forming joint ventures.

PRODUCTS

  DCS Printing System Architecture

     The DCS printing system consists of two primary components: the DCS printers and PosterShop, a client/server-based image processing system.

     Raster Graphics DCS Printer. DCS printers are currently available in two models: DCS 5400 and DCS 5442. Both models are capable of producing 54-inch wide graphics, in lengths of up to 30 feet for the 5400 model and up to 100 feet for the 5442 model. Raster Graphics began designing its first DCS printer, the DCS 5400 in early 1993 and began product shipments in June 1994. The Company introduced and began shipping the DCS 5442 in January 1996. See "Risk
Factors -- Dependence on Single Product Line" and "-- Limited History of Product Manufacturing and Use; Product Defects."

                           DCS PRINTER SPECIFICATIONS

 MODEL         RESOLUTION(S)         PRINTING THROUGHPUT       MAX. PRINT LENGTH     LIST PRICE
- --------     ------------------    -----------------------     -----------------     ----------
DCS 5400     200 x 200 dpi         Up to 600 sq feet/hr.        Up to 30 feet         $  99,950
DCS 5442     200 x 200 dpi and     Up to 1,000 sq feet/hr.      Up to 100 feet        $ 109,950
             200 x 400 dpi

     Raster Graphics in its DCS printers is the only manufacturer offering the following four innovative features to satisfy the requirements of the LFDP market.

     - High Performance Using Non-Multiplexed Writing. Raster Graphics' patented, non-multiplexed print head, the Silicon Imaging Bar, simultaneously images across the full 54-inch width of paper allowing DCS printers to operate at much higher speeds than traditional multiplexed printers. In multiplexed electrostatic printing, a segmented print head images across the width of the paper one segment at a time.

                                      LOGO

                                      LOGO

     - Five Color Capability. DCS printers utilize a unique five color process that allows printing spot colors or applying varnish. Spot colors enable the printing of precise corporate identity colors (e.g. Coca-Cola red or Kodak yellow), accent metallic colors or neon colors. Varnish enables the application of a protective finish coat. Traditional four-color printing processes using only CMYK cannot offer these capabilities.

     - Dual Resolution Printing Mode. The DCS Model 5442 printer is capable of printing images in 200 x 200 dpi mode or 200 x 400 dpi mode without any special printer setup. Images are processed faster in 200 x 200 dpi mode, while 200 x 400 dpi mode provides better image definition. A user can select the appropriate mode to match the application needs. Currently, comparable electrostatic printers do not offer this dual resolution printing mode.

     - Seamless Integration of DCS Printers with System Software. DCS printers permit real time interaction between the printers and the image processing server to manage job attributes (e.g. type of media on which to print, type of ink, rush vs. normal priority, number of inking passes per color, etc.), and keep the operator informed of the job and print engine status. Traditionally, printers and image processing software have been developed independently with limited communication capabilities. As a result, operators have been forced to manually track job attributes, requiring additional time and causing workflow inefficiencies.

     DCS System Software. The Company's PosterShop DCS system software, based on client/server architecture, is designed to facilitate the workflow in a graphics production shop. A typical environment consists of multiple PosterShop clients connected to a single Digital Equipment Corporation's Alpha workstation ("Alpha workstation") or PC server. The PosterShop software allows clients to prepare printing jobs and send them to the server. Job preparation tools include previewing, sizing and tiling the images; color calibrating the printer; selecting the screening dot pattern and specifying the media type and ink. The server manages the job queues, performs the raster image processing ("RIP") function and communicates with the printer(s) and clients. Clients can also remotely access job and printer status from the server. In addition, the DCS system software can concurrently process and print, thereby maximizing throughput. See "Risk Factors -- Limited History of Product Manufacturing and Use; Product Defects."

     The list price for the PosterShop DCS system software, including an Alpha workstation, is $39,995 and the list price for PosterShop DCS system software without the workstation is $24,995.

                                      LOGO

     Inkjet Image Processing Software. In addition to the PosterShop software sold with the DCS printing systems, the Company offers specialized versions of PosterShop to inkjet printer manufacturers and distributors under the Onyx brand name. The Company also markets a hardware image processing solution for inkjet customers called Qube, which is an integrated hardware/software product that plugs directly into an existing Macintosh network. PosterShop software products for inkjet printers have list prices ranging from $495 for the Lite package to $6,995 for the Encad 50-inch server product. Qube sells for a list price of $5,995. See "Risk Factors -- Limited History of Product Manufacturing and Use; Product Defects."

  Consumables

     Color printing requires the consumption of significant quantities of inks and papers. Raster Graphics' product offerings include a range of consumables, such as specialized process color inks, spot color inks and varnish, vinyls and various indoor and outdoor papers. The Company performs qualification testing on these consumables before releasing them for customer shipment. See "Risk
Factors -- Dependence on Sole Source Subcontractors and Suppliers."

     The specialized inks, concentrates and varnish, are created specifically for the DCS products to optimize image quality and printer performance. The Company currently offers over 50 different ink, concentrate and varnish products. Ink and concentrate consumption varies depending upon both the content and number of rolls printed. A graphic with a primarily white background will require much less ink than a graphic with high image content. A full four color set of inks and concentrates lists for approximately $2,000 and can print eight-to-ten rolls of paper. See "Risk Factors -- Dependence on Sole Source Subcontractors and Suppliers."

     Raster Graphics markets seven different types of specially coated papers for use in the DCS products. The list prices for papers range from $190 to $645 per roll. The Company also offers various types of vinyl products to complete its product offering of consumables. The list prices for vinyls range from $435 to $800 per roll.

  Services

     The Company devotes significant resources in striving for excellence in customer service. Service response and repair data is recorded and tracked via an on-line customer dispatch system. Product performance and customer call history is reviewed and updated and reports are provided to Raster Graphics management. Complete customer history files are maintained at Raster Graphics corporate offices in San Jose, California. Raster Graphics has also developed a state-of-the-art maintenance manual for its DCS printers that resides on a laptop computer and is interactive with the printer. Using the laptop computer, the operator can diagnose and test the various components of the printer. See "Risk Factors -- Limited History of Product Manufacturing and Use; Product Defects."

     In the United States, Raster Graphics provides installation and 90-day on-site warranty support. After the initial warranty period, the Company offers service maintenance contracts to its installed base of customers. The Company's service organization consists of technical support personnel, technical trainers, field service technicians, a customer call dispatch center and inventory and logistics support. The field service technicians are located in 12 key locations across the United States. Internationally, Raster Graphics provides 90-day (12 months for print head) return-to-factory parts warranty. Maintenance service is provided by authorized dealers and distributors. See "Risk Factors -- Reliance on Third-Party Distribution."

     Raster Graphics provides classroom and on-site training for all products sold domestically. All of the Company's training programs are listed in the Company product/price book. The Company also trains its international dealers and distributors at the Raster Graphics training center in San Jose, California.

MARKETS

     The Company's current DCS printing systems are targeted for the high performance electrostatic segment of the LFDP market. According to IT Strategies, the installed base for the entire LFDP market in the United States, consisting of both inkjet and electrostatic systems for all performance segments of this market, is projected to be as follows in 1998:

                                ESTIMATED NUMBER
       MARKET SEGMENT               OF SITES
- ----------------------------    ----------------
Quick Printers                   3,000 -  7,000
Sign Printers                      840 -  1,680
Color Photo Labs                   324 -  1,260
Exhibit Builders                 2,000 -  2,000
Screen Printers                    720 -  2,500
Reprographic Houses              1,105 -  1,445
In-House Print Shop              2,000 -  3,750
Graphic Arts Service Bureau        583 -  1,590
Digital Color Printers           1,200 -  1,200
                                ----------------
          Total                 11,772 - 22,425

- ---------------
Source -- IT Strategies

     IT Strategies also estimates that the annual sales of professional large format color printers to these worldwide customers were 3,960 units or $126 million in 1995 and are projected to grow to 8,900 or $286 million in 1998. In addition, sales of consumables (inks, varnish, papers, vinyls and other substrates) to these customers were $193 million in 1995 and are projected to grow to $1.6 billion in 1998. This growth trend is depicted by the following chart. See "Risk Factors -- Uncertainty Regarding Development of LFDP Market; Uncertainty Regarding Market Acceptance of New Products."

                                  LFDP MARKET

      MEASUREMENT PERIOD
    (FISCAL YEAR COVERED)          PRINTERS       CONSUMABLES
1995                                       126             196
1998                                       200            1547

     The major markets and applications for LFDP are as follows:

- - POP Displays                           - Museums/Galleries
- - Vinyl and Cloth Banners                - Presentations/Seminars
- - Corporate Identity Graphics            - Backlit and Reflective Posters
- - Mall Graphics                          - Courtroom Graphics
- - Exhibit/Trade Show Graphics            - Seasonal/Travel Promotions
- - Billboards                             - Advertising/Merchandising Tie-ins
- - Sports/Concert/Event Graphics          - Customer Commercial Wallpaper

CUSTOMERS, SALES AND MARKETING

     Raster Graphics sells complete DCS printing systems, DCS printers and Poster Shop image processing software to customers both internationally and domestically. To address these customers, the Company has adopted a dual distribution strategy that encompasses both a direct sales organization and third-party distributors, including OEMs and VARs. See "Risk Factors -- Reliance on Third-Party Distribution."

     In the United States, Raster Graphics employs a direct sales force and a network of independent sales representatives as its primary sales method, each accounting for approximately one-half of the Company's sales. These individuals sell DCS printing systems to end user customers such as commercial photo labs, reprographics service bureaus, exhibit builders, screen printers, digital printing centers, pre-press trade shops and in-plant printers. Current customers include a variety of leading companies, such as May Department Stores, Skyline Displays, Irvine Photo and Eller Media. This sales force also assists OEMs and VARs, such as 3M and Cactus, in reselling printers when the image processing software system is supplied by such OEMs or VARs. 3M markets the Company's printers under the 3M ScotchPrint system brand name and differentiates its offerings by providing specialized, premium-priced long-durability consumables.

     Internationally, the Company sells and supports its products through non-exclusive agreements with a number of distributors. In 1995, the Company formed a wholly-owned subsidiary in Germany to support the existing distributors in Germany and Switzerland. As of July 1996, this subsidiary will also directly sell systems and consumables to the Company's German customers. The Company intends to form additional subsidiaries in major European markets to expand its direct sales efforts. See "Risk Factors -- International Revenues" and
"-- Reliance on Third-Party Distribution."

     Raster Graphics also sells stand-alone DCS printer products to international OEMs and systems integrators/VARs. These customers integrate these printers with an image processing system. Some key customers in this category are Oce and Sign-Tronic. Oce private labels the DCS printers as Oce model 5500 and Oce model 5510. In 1995, Oce contributed 10.9% of the Company's revenues. The OEM agreement with Oce was signed in October 1990 and runs through October 1997. See "Risk Factors -- Reliance on Third-Party Distribution."

     Following the United States and Europe, Japan is the third largest market for the Company's products. In Japan, the Company sells its products through four key distributors: Sumisho, Sumitomo-3M, Marubeni and Kimoto. Raster Graphics' Japanese sales efforts are managed by a United States-based Japanese national who is a consultant to the Company.

     In addition, the Company also distributes specialized versions of the PosterShop image processing software to inkjet printer manufacturers and distributors under the Onyx brand name. Some of the key distributors of these versions of PosterShop include CIS Graphik & Bildverarbeitung GmbH, The David Group and Access Graphics, the primary distributor of Hewlett-Packard inkjet printers. In March 1996, Onyx signed an agreement with Encad to supply the Qube image processing system for printing graphics from Macintosh computers onto Encad's new 50-inch printer. The Company employs a dedicated sales force located in Salt Lake City, Utah to work with these inkjet customers.

     The Company promotes its DCS printing systems, DCS printers and PosterShop products through public relations, direct mail, advertising, trade shows and on-going customer communication programs. The Company utilizes telemarketing programs to market consumables to its installed customer base. Additionally, the PosterShop product is also promoted through the inkjet printer dealer channel by offering free, time-limited copies of PosterShop image processing software with the printer sales.

PRODUCT TECHNOLOGY, RESEARCH AND DEVELOPMENT

  DCS Printer Technology

     Raster Graphics' DCS printers utilize electrostatic technology to print on roll stock. A paper transport system advances the paper through the printer and the Silicon Imaging Bar printhead deposits small dots of electrical charge on the paper. The inking system then applies the inks to develop the image. This process is repeated for each color. Throughout the entire process, the printer control system is responsible for all operations of the printer. See "Risk Factors -- Risks Associated with Intellectual Property," "-- Limited History of Product Manufacturing and Use; Product Defects" and "-- Dependence on Sole Source Subcontractors and Suppliers."

                                      LOGO

     Paper Transport System. DCS digital printers use a roll-to-roll paper transport system. A roll up to 400 feet in length is loaded on the supply hub. A paper transport system moves the paper across the Silicon Imaging Bar print head, and then across a specific color inking station. A take-up reel winds the paper up as it moves through the printer. An advanced control system, which utilizes registration marks, cameras and an encoder provides precise registration from one color pass to the other. Print speed can range from 10 feet per minute to 40 feet per minute (20 feet per minute maximum for 200 x 400 dpi).

     Silicon Imaging Bar Print Head. Raster Graphics' patented Silicon Imaging Bar print head consists of a full 54-inch wide circuit board assembly with 10,656 copper trace styluses spaced every 1/200th inch. Each stylus is controlled by an individual (non-multiplexed) high-voltage driver circuit, or "switch." In the writing stage of electrostatic printing, the styluses maintain contact with the paper as the paper moves across the Silicon Imaging Bar. The styluses are switched on in every location where an image is desired, resulting in the deposition of small dots of negative electrical charge, thus creating a latent image on the paper.

     Inking System. The inking system consists of the following components: four inking stations, one for each process color (CMYK) and one optional spot color mounted on a sliding drawer, a 2.5 gallon container for each color of digital ink; four 32-ounce color concentrate bottles and a color control unit.

     - Digital Inks. The ink consists of solid color pigment particles suspended in a clear petroleum base. Because the ink is made of solid pigments, as opposed to dyes, there is greater ultraviolet and moisture resistance over water-based inks, making these inks suitable for outdoor applications.

     - Concentrates. Concentrate bottles are used to provide color pigment to the inking system to replenish the depleted color particles and maintain color intensity.

     - Color Control Unit. The color control unit is responsible for automatically maintaining precise color density for each of the four process colors. The ink supply from each of the color bottles is pumped to the color control unit which optically senses the color value and, if required, adds color concentrate to the ink, to maintain the required color density. Spot color density is controlled manually.

                                      LOGO

     During the inking process, the paper moves across a specific inking station and the image is developed as follows. At the start of each color printing pass, the inking station for the desired color is positioned in place. The ink flows through a slot called the fountain, contacts the negatively charged latent image on the paper, and the positively charged pigment particles in the ink instantly develop the image. As the paper continues to move across the inking station, a spinning roller removes the excess ink from the paper and a fan assembly dries the image. The roller is kept dry by a blade which scrapes off the excess ink from the roller. A drain at the bottom of the inking station returns the excess ink to the ink container. At the end of the process, the paper is rewound, the next inking station is positioned in place, and the process is repeated three more times, once for each of the remaining CMYK process colors with an additional pass if a spot color or varnish is desired.

     Printer Control System. Based on Intel's i960 processor with 16MB of memory and 1GB disk (2GB optional), this system is responsible for all printer control and diagnostic functions, as well as providing bi-directional communications to the image processing system. The DCS printer's on-board disk acts as temporary storage for print files. It buffers the next job while one job is being printed. It is also used to store prints for subsequently making additional copies. The bi-directional link to the image processing system is used to send print files and control commands to the printer from the image processing system. Control commands can include such attributes as number of copies desired, resolution, print speed, number of color passes per color and sequence of color passes. Over this link, the printer also provides status information such as the name of the job being printed, type of media loaded, amount of media used, amount of media left, type of ink and amount of ink. This closed-loop operation allows the image processing system to intelligently manage the workflow.

  PosterShop Image Processing Software

     PosterShop software, developed by the Company's wholly-owned subsidiary Onyx, provides a complete set of tools for producing large-format color graphics in a wide variety of printers. PosterShop, which is Onyx's second generation image processing software, includes the following tools:

     - Preview and Size. Preview and sizing module displays the image on the screen, rendered with the same software that is used to create the final print. This WYSIWYG display also provides an easy drag-and-drop cropping box to select the size and area to be printed. The image can be enlarged to any size up to 50 feet by 50 feet.

     - Tiling. Tiling enables PosterShop to automatically create panels or tiles when an image will not fit on a single page. These tiles are displayed on the screen with easy drag-and-drop lines so the user can easily edit them. The user can also specify an overlap so that the image is duplicated along the adjoining edges.

     - Color Correction. Using several sliders, the color correction tool is used to control the image appearance. These sliders are highlights, midtones, shadows, contrast, brightness and saturation. These adjustments are displayed both on screen and on the printout. This color tool also has more advanced features for sophisticated users, such as set white, set black, histograms, GCR, UCR, CMYK curves, sample point and others. Up to four views of the image can be displayed at the same time.

     - Color Calibration. Color calibration is used to provide device-independent color when changing media, ink or dot pattern. Calibration reads a color swatch using a densitometer to create color tables associated with each media resolution and dot pattern.

     - PostScript RIP and Font Manager. PosterShop features a full PostScript level 2 RIP. This RIP converts the PostScript graphics files to binary data formats specific to each printer. The RIP function utilizes a number of specialized dot patterns including FDRP, a patented Onyx dot pattern. A font manager is included to add special fonts to the RIP.

  Research and Development

     Raster Graphics plans to continue to devote substantial resources to research and development for the continuous advancement of its proprietary technologies to address LFDP market requirements. The Company believes the continued enhancement of the DCS printing systems, including PosterShop image processing software, to be vital to its future success. The Company intends to expand its product lines, including printers, to achieve lower price points and higher image quality. Raster Graphics will continue to design its products to be compatible with computer systems and data standards commonly used in the graphics industry. See "Risk Factors -- Uncertainty Regarding Development of LFDP Market; Uncertainty Regarding Market Acceptance of New Products" and
"-- Risks Associated with Intellectual Property."

     The Company's engineering team consists of over 20 engineering professionals. The Company's research and development efforts include significant activities in precision mechanics, paper conveyance techniques, real time computer software development, circuit design, high speed data transfer and software for color management, image processing and rasterization. Recent software activities have focused on revamping the image processing software into a family of products, including client-server versions, which run efficiently on computers using Windows 95 and Windows NT operating systems.

     Research and development expenses consist primarily of payroll and related costs, occupancy, outside consultants, and material and consumable costs associated with fabricating and testing of engineering prototypes. Raster Graphics spent $2.2 million, $2.7 million and $3.4 million on research and development for the fiscal years 1993, 1994 and 1995, respectively. Raster Graphics expects future increases in research and development expenses as it accelerates spending on future products.

INTELLECTUAL PROPERTY

     As of May 31, 1996, the Company holds 10 issued United States patents covering design features and fabrication methods used in Raster Graphics' printers and color rendering techniques used by image processing software. The expiration dates of these patents range from 2006 to 2010. Topics covered in these patents include methods for fabricating electrostatic writing heads, paper positioning and stabilizing systems, and devices for applying digital ink on paper. The Company expects to continue to seek patents on innovations related to its products under development. There can be no assurance that the Company will be successful in obtaining necessary patents, that the Company's patent applications will result in the issuance of patents, that the Company will develop additional proprietary technology that is patentable, that any issued patents will provide the Company with any competitive advantages or will withstand challenges by third parties or that patents of others will not have an adverse effect on the Company. In addition to patents, the Company believes its competitive position is dependent on its unpatented industrial know-how, its copyrighted software, and the timing of the introduction of product innovations in advance of potential future competitors.

     There can be no assurance that others will not independently develop similar products, duplicate the Company's products or design products that circumvent any patents used by the Company. No assurance can be given that the Company's processes or products will not infringe patents or proprietary rights of others or that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or it could find that the development, manufacture or sale of products requiring such licenses could be enjoined. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on such patents or in bringing suits to protect the Company's patents against infringement. If the outcome of any such litigation is adverse to the Company, the Company's business could be adversely affected. See "Risk Factors -- Risks Associated with Intellectual Property."

MANUFACTURING

     Raster Graphics' in-house manufacturing is performed in San Jose, California. This operation consists primarily of writing head manufacturing, electro-mechanical assembly and printer and system testing. The Company's patented writing head manufacturing process is extremely complex and is subject to stringent in-house controls. All other electronic components and assemblies are subcontracted to qualified suppliers. All products are subjected to rigorous testing prior to shipment to customers. The PosterShop image processing software manufacturing is performed by Onyx in Salt Lake City, Utah. Raster Graphics also contracts with a warehouse and distribution center in Rotterdam, Netherlands to store and distribute consumables for the European markets. Consumables for the United States and the rest of the world are supplied from the Company's San Jose headquarters. See "Risk Factors -- Limited History of Product Manufacturing and Use; Product Defects."

     Raster Graphics' inventory delivery and control systems include MRP, Just-In-Time and KANBAN systems. These and other systems enable the Company to meet its manufacturing requirements while minimizing assets tied up in inventories. The Company has embarked upon a corporate wide Total Quality Management program which allows the Company to focus on continuous critical process improvement. These programs include early supplier involvement on new products, product qualification testing on new products, a qualified supplier base, in-line statistical defect tracking systems and an outgoing and incoming inspection capability.

     Raster Graphics obtains safety certification for its products with the assistance of Underwriters Laboratories ("UL") and TUV Product Services. This allows Raster Graphics to affix UL and CE mark labels to its equipment. A self certification process is employed to confirm that Raster Graphics printers conform to the required standards for electromagnetic emissions. Testing is typically carried out under the supervision of CKC Laboratories, who document the results. Raster Graphics then affixes the appropriate FCC, CSA and CE mark labels to the products. The Company also maintains a complete CE mark technical file for each product as required by the European Economic Community.

SUPPLIERS

     The Company maintains strong business relationships with its key suppliers, many of whom have been with the Company since its inception. With the exception of three key components of the DCS printers (two rubber drive rollers and electrostatic writing head circuit boards) as well as paper transport belts for its discontinued CAD products. All components have multiple sources. To date, the Company has experienced no material problems or delays in dealing with its sole source suppliers. However, in case of loss of any of the suppliers of these parts, the Company's ability to deliver its products on a timely basis would be adversely affected and the Company's competitive position could be otherwise impaired. See "Risk Factors -- Dependence on Sole Source Subcontractors and Suppliers."

     The inks, concentrates and varnish currently used in DCS products are specially developed by two suppliers, neither of which has generally marketed these products directly to the end user. However, each of these suppliers has agreements with one OEM each to supply the DCS inks and concentrates. There is no assurance that these two suppliers will continue to sell to the Company or will not distribute these consumables through additional channels. Also, there is no assurance that a new supplier will not enter the market and compete with the Company's offerings. Papers used in DCS products are developed by two additional suppliers. A number of other companies also acquire papers from these two suppliers and compete with the Company in the sale of paper to end users. See "Risk Factors -- Dependence on Sole Source Subcontractors and Suppliers."

COMPETITION

     The market for LFDP equipment in general is extremely competitive. The Company believes that the key competitive factors in the LFDP market are speed, print quality, price and the ability to provide complete system solutions, including service. Many of the Company's competitors, including ColorgrafX and Lasermaster, are well established and have substantially greater resources than Raster Graphics. See "Risk Factors -- Competition" and "-- Susceptibility of Certain Customers to Economic and Financing Conditions."

     In the printer market, ColorgrafX offers a series of four color electrostatic printers that are priced slightly below the Company's printers. The Company's DCS printers offer greater production speed, have the ability to print with an additional fifth color and can produce both 200 x 200 dpi or 200 x 400 dpi images. Furthermore, Raster Graphics believes that it compares favorably against ColorgrafX by offering complete solutions and services. A second competitor, Lasermaster, markets a solid inkjet printing system that is less expensive than the Company's DCS printing system and allows the user to print graphics directly onto both paper and vinyl. However, Lasermaster's products are significantly slower than the Company's DCS printer and have higher per square foot cost of solid ink. In addition, Encad recently introduced a 50-inch version of the NovaJet Pro inkjet printer for the LFDP market at a significantly lower price which offers high image quality but is substantially slower than the Company's DCS printers.

     In the image processing software market, there are a large number of companies that compete with the Company's PosterShop product, such as Cactus, InfoGrafix and VisualEdge. However, with the exception of Lasermaster, Raster Graphics is the only other manufacturer of both the printer and the software. This allows the Company to offer a highly integrated printer and software solution resulting in increased productivity.

     In the consumables market, Oce and Cactus supply consumables, including inks and papers, to their customers using the Company's printers. In addition, 3M markets a set of special premium-priced, long-durability inks. A number of other companies compete with the Company for the paper business. See "Risk Factors -- Competition," "Dependence on Sole Source Subcontractors and Suppliers" and "Business -- Suppliers."

EMPLOYEES

     As of May 31, 1996, Raster Graphics had 146 full-time employees in the following areas: 49 in manufacturing; 28 in customer support; 26 in research and development; 26 in sales and marketing; and 17 in general and administrative functions. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage. The Company believes that its relations with employees are good. See "Risk Factors -- Key Personnel" and "-- Difficulties in Managing Growth."

FACILITIES

     Raster Graphics has facilities in three locations. Its main headquarters of 62,000 square is located in San Jose, California; 11,000 square feet in Salt Lake City, Utah; 3,000 square feet in Union City, California; and 4,000 square feet in Germany. The lease on the Company's main facility expires in December 31, 2001. The Company anticipates that it will need additional space as business expands and believes that it will be able to obtain suitable space as needed. See "Risk Factors -- Difficulties in Managing Growth."

LITIGATION

     Raster Graphics is not currently involved in any material litigation.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The officers and directors of the Company and their ages as of May 31, 1996 are as follows:

                 NAME                 AGE                           POSITION
    ------------------------------    ---     -----------------------------------------------------
    Rakesh Kumar..................    51      President, Chief Executive Officer
                                                and Chairman of the Board
    Dennis R. Mahoney.............    42      Vice President and Chief Financial Officer
    James Louis Harre.............    38      Vice President, Sales and Marketing
    Robert Wallace Johnson........    57      Vice President, Engineering
    Sebastian Joseph Nardecchia...    54      Vice President, Operations
    Michael Willingham............    48      Vice President, Customer Service
    Chuck Edwards.................    37      Director and President of Onyx
    Frank J. Caufield.............    56      Director
    Promod Haque(1)...............    48      Director
    Lucio L. Lanza(2).............    51      Director
    W. Jeffers Pickard(1)(2)......    53      Director
    Delbert W. Yocam(2)...........    52      Director

- ---------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

     Mr. Kumar joined the Company in 1991 as President and Chief Executive Officer. From 1988 to 1991, he was Group Marketing Manager, Engineering Systems, for Digital Equipment Corporation, where he was responsible for worldwide marketing to technical customers. From 1985 to 1987, he was Vice President of Sales and Marketing for Precision Image Corporation, a manufacturer of electrostatic printers. Prior to 1985, Mr. Kumar held a number of management positions with Phoenix Data Systems, an electronic design automation software company, Applicon, Inc., a CAD systems company, and Digital Equipment Corporation.

     Mr. Mahoney joined the Company in 1996 as Vice President and Chief Financial Officer. From 1995 to 1996, he was Vice President and Chief Financial Officer for Electronics For Imaging, Inc., a manufacturer of hardware and software products for on-demand, small format color printing. From 1993 to 1995, he was Vice President, Chief Financial Officer and Corporate Secretary for ADAC Laboratories, a nuclear medical diagnostic imaging and healthcare information systems company. From 1991 to 1993, he was Vice President, Finance and Administration and Chief Financial Officer for Pharmetix Corporation, a drug delivery technology company. Prior to 1991, Mr. Mahoney was Vice President, Internal Operations and Control for Triton Container International Ltd. and held several senior financial management positions at Syntex Corporation. Mr. Mahoney is a certified public accountant.

     Mr. Harre joined the Company in 1994 as Vice President of Sales and Marketing. From 1990 to 1994, he was Executive Vice President of Onyx, responsible for the sales and marketing of Onyx software products worldwide. Prior to 1990, Mr. Harre held various sales and marketing positions in the computer industry.

     Dr. Johnson joined the Company in November 1994 as Vice President of Engineering. From 1984 to 1994, he was Vice President of Engineering at Versatec, Inc., a subsidiary of Xerox Corporation, where he was responsible for printer and systems development. Prior to 1984, Dr. Johnson held various research and management positions at Control Data Corporation.

     Mr. Willingham joined the Company in 1993 as Vice President of Customer Service. From 1991 to 1993, he was a Vice President for Phoenix Service, a provider of supplies and service for electrostatic printers. From 1986 to 1991, he held positions as Vice President, Sales and Service and Director of Field Engineering for Precision Image, a manufacturer of electrostatic printers. Prior to 1986, Mr. Willingham held various field service positions for semiconductor and computer manufacturers.

     Mr. Nardecchia joined the Company in 1993 as Vice President of Operations. From 1990 to 1993, he was Vice President of Product Operations for Barneyscan Corporation, a manufacturer of color scanners. Prior to 1990, he held various management positions in manufacturing, operations and product development at Xerox.

     Mr. Caufield has served as a director of the Company since November 1988. Since 1978, Mr. Caufield has been a general partner of Kleiner, Perkins, Caufield & Byers. Prior to the formation of Kleiner, Perkins, Caufield & Byers, he was a General Partner and Manager of Oak Grove Ventures, a venture capital firm. Mr. Caufield also serves as director of Quickturn Design Systems and America Online.

     Mr. Edwards has served as a director of the Company since August 1995. In 1989, he founded Onyx where he continues to serve as President. From 1987 to 1989, he served as Product Marketing Manager for Logic Automation, an electronic design automation software company. From 1985 to 1987, he was a partner of ALS, Inc., where he developed software design tools for GE Semiconductor. Prior to 1985, Mr. Edwards was an engineer at Intel Corporation.

     Mr. Haque has served as a director of the Company since May 1993. Since 1990, he has served as Vice President of Norwest Venture Capital Management Inc., a venture capital firm. He also is a general partner of Itasca Partners, which is a general partner of Norwest Equity Partners IV, a Minnesota limited partnership. He also serves as director of Forte Software, Inc.; Optical Sensors, Inc.; Prism Solutions, Inc.; and Transaction Systems Architect, Inc.

     Mr. Lanza has served as a director of the Company since May 1993. Since 1990, Mr. Lanza has been a partner of U.S. Venture Partners, a venture capital firm, and an independent consultant to semiconductor and software companies. In 1986, Mr. Lanza founded EDA Systems, and served as Chief Executive Officer until 1989 when EDA was acquired by Digital Equipment Corporation. Prior to 1986, he served in a number of marketing, engineering and general management positions in the electronics industry. Mr. Lanza also serves as director of Landmark Graphics Corporation.

     Mr. Pickard has served as a director of the Company since November 1988. Since 1980, Mr. Pickard has been general partner of Merrill, Pickard, Anderson & Eyre Management Co., a venture capital firm.

     Mr. Yocam has served as a director of the Company since April 1995. Since 1994, he has been an independent consultant. From 1992 to 1994, he served as President, Chief Operating Officer and director of Tektronix, Inc. Prior to 1992, he was an independent consultant and from 1979 to 1989 served in a variety of executive management positions at Apple Computer, Inc. Mr. Yocam is also a director of Adobe Systems, Inc.; Castelle, Inc.; Integrated Measurement Systems, Inc.; Oracle Corporation; Sapiens International Corporation; and several privately held technology companies.

DIRECTOR COMPENSATION AND OTHER INFORMATION

     Directors are reimbursed for certain reasonable expenses incurred in attending Board meetings. In addition, Mr. Yocam receives $1,000 for each Board of Directors meeting attended and receives an annual consulting fee of $30,000. In October 1993, Mr. Lanza received an option to purchase 2,500 shares of Common Stock at an exercise price of $0.50 per share. In April 1995, Mr. Yocam was granted an option to purchase 40,000 shares of Common Stock at an exercise price $0.50 of per share. In May 1996, Mr. Edwards, President of Onyx, was granted an option to purchase 20,000 shares of Common Stock at an exercise price of $7.00 per share. Nonemployee directors of the Company are eligible to participate in the Company's 1996 Directors' Stock Option Plan. See "-- Stock Option and Incentive Plans -- 1996 Directors' Stock Option Plan."

     There are no family relationships among the directors or officers of the Company.

TERM OF OFFICE OF DIRECTORS AND OFFICERS

     The Company's Bylaws currently provide for a Board of Directors consisting of seven members. The Board of Directors is divided into three classes with the directors of each class serving staggered terms. The Class I directors are Messrs. Caufield and Pickard, whose current terms will end in fiscal 1997, the Class II directors are Messrs. Haque and Lanza, whose current terms will end in fiscal 1998 and the Class III directors are Messrs. Kumar, Edwards and Yocam, whose current terms end in fiscal 1999. Directors hold office until their terms expire and their successors have been elected and qualified. The Board of Directors elects the Company's officers, and such officers serve at the discretion of the Board of Directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     There are currently two standing committees of the Board of Directors, the Audit Committee and the Compensation Committee. The Audit Committee reviews the Company's annual audit and meets with the Company's independent auditors to review the Company's internal controls and financial management practices. The Board's Audit Committee currently consists of Promod Haque and W. Jeffers Pickard. The Compensation Committee recommends compensation for certain of the Company's personnel to the Board and, together with the Board of Directors, administers the Company's stock and option plans. The Compensation Committee currently consists of Lucio L. Lanza, W. Jeffers Pickard and Del Yocam.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid to the Company's Chief Executive Officer and each of the other four most highly compensated officers who were serving as officers on December 31, 1995 (the "Named Officers") whose aggregate annual compensation exceeded $100,000 for the fiscal year ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                    ANNUAL COMPENSATION            ------------------
                                              --------------------------------         SECURITIES
        NAME AND PRINCIPAL POSITION            SALARY    BONUS AND COMMISSION      UNDERLYING OPTIONS
- --------------------------------------------  --------   ---------------------     ------------------
Rakesh Kumar................................  $161,539               --                  60,000
  President and Chief Executive Officer
James Buckley...............................   107,923               --                  20,000
  Vice President and Chief Financial
     Officer(1)
James L. Harre..............................   100,000          $45,293                  20,000
  Vice President, Sales and Marketing
Robert W. Johnson...........................   130,000               --                  20,000
  Vice President, Engineering
Sebastian J. Nardecchia.....................   111,539               --                  30,000
  Vice President, Operations

- ---------------
(1) Mr. Buckley resigned from the Company in January 1996. Dennis R. Mahoney, the Company's current Vice President and Chief Financial Officer, began employment with the Company in May 1996.

     The following table provides certain summary information concerning options granted during the fiscal year ended December 31, 1995 to the Named Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS (1)                         POTENTIAL
                            --------------------------------------------------------    REALIZABLE VALUE
                                           PERCENT OF                                  AT ASSUMED ANNUAL
                            NUMBER OF    TOTAL OPTIONS                                   RATES OF STOCK
                            SECURITIES     GRANTED IN                                  PRICE APPRECIATION
                            UNDERLYING    FISCAL YEAR      EXERCISE OR                 FOR OPTION TERM(3)
                             OPTIONS     ENDED DECEMBER    BASE PRICE     EXPIRATION   ------------------
           NAME             GRANTED(2)      29, 1995      ($ PER SHARE)      DATE         5%       10%
- --------------------------  ----------   --------------   -------------   ----------   --------  --------
Rakesh Kumar..............    60,000          11.9%          $  0.50       3/14/2005    $18,867   $47,811
James R. Buckley..........    20,000           4.0%             0.50       3/14/2005      6,289    15,937
James Harre...............    20,000           4.0%             0.50       3/14/2005      6,289    15.937
Robert W. Johnson.........    20,000           4.0%             0.50       3/14/2005      6,289    15,937
Sebastian Nardecchia......    30,000           6.0%             0.50       3/14/2005      9,434    23,906

- ---------------
(1) Consists of stock options granted pursuant to the Company's 1988 Stock Option Plan. The Company's options generally become exercisable at a rate of 12.5% after six months following the date of grant and approximately 2% per month thereafter, as long as the optionee remains an employee with, consultant to or director of the Company. The maximum term of each option granted is ten years from the date of grant. The exercise price is equal to the fair market value of the stock on the grant date as determined by the Board of Directors. See "-- Stock Option and Incentive Plans."
(2) On May 16, 1996, Messrs. Harre, Johnson, Kumar and Nardecchia were granted options to purchase 20,000, 10,000, 100,000 and 10,000 shares of Common Stock at an exercise price of $7.00 per share under the Company's 1988 Stock Option Plan.
(3) The 5% and 10% assumed compounded annual rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the persons named in the Summary Compensation Table.

     The following table provides certain summary information concerning the shares of Common Stock represented by outstanding stock options held by each of the Named Officers as of December 31, 1995.

                         FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END
                                                ---------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ----------------------------------------------  -----------   -------------   -----------   -------------
Rakesh Kumar..................................    172,750         77,250       $ 172,750       $77,250
James R. Buckley..............................      9,450         66,550           9,450        66,550
James Harre...................................     28,750         51,250          28,750        51,250
Robert W. Johnson.............................     20,000         60,000          20,000        60,000
Sebastian Nardecchia..........................     23,750         36,250          23,750        36,250

STOCK OPTION AND INCENTIVE PLANS

  1996 Stock Plan

     The Company's 1996 Stock Plan (the "1996 Stock Plan") was adopted by the Board of Directors in June 1996 and will be submitted for approval by the Company's stockholders in July 1996. An aggregate of 800,000 shares of the Company's Common Stock are reserved for issuance under the 1996 Stock

Plan. Upon adoption of the 1996 Stock Plan, the Company's Board of Directors determined to make no further grants under the 1988 Option Plan.

     The 1996 Stock Plan provides for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Code, for the granting to employees and consultants of nonstatutory stock options and for the granting to employees of stock purchase rights. The 1996 Stock Plan may be administered by the Board of Directors or a committee of the Board (the "1996 Administrator"). The 1996 Administrator determines the terms of options and stock purchase rights granted under the 1996 Stock Plan, including the number of shares subject to the option or right, exercise price, term and exercisability provided that the maximum number of shares which may be subject to options or stock purchase rights granted to any one employee under the 1996 Stock Plan for any fiscal year of the Company shall be 500,000. The exercise price of all incentive stock options granted under the 1996 Stock Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock must equal at least 110% of the fair market value of the Common Stock on the date of grant. Payment of the exercise price may be made in cash, promissory notes or other consideration determined by the 1996 Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the maximum term of an incentive stock option must not exceed five years. The term of all other options may not exceed ten years.

     If the Company consolidates or merges with or into another corporation, then each option will be either assumed or an equivalent option substituted by the successor corporation,or if not assumed or substituted the unvested portion of each option will be accelerated. If not terminated earlier, the 1996 Stock Plan will terminate in 2006. The 1996 Administrator has the authority to amend or terminate the 1996 Stock Plan as long as such action does not adversely affect any outstanding option.

  1996 Employee Stock Purchase Plan

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in June 1996 and will be submitted for approval by the Company's stockholders in July 1996. An aggregate of 400,000 shares of the Company's Common Stock are reserved for issuance under the Purchase Plan.

     The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of offering periods of 12 months duration with new offering periods other than the first offering period commencing on or about January 1 and July 1 of each year. Each offering period will consist of two consecutive purchase periods of six months duration with the last day of such period being designated a purchase date. The initial offering period is expected to commence on the date of this offering and continue through June 30, 1997, with the first purchase date occurring on December 31, and subsequent purchase dates to occur every 6 months thereafter. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of the Company, or of any majority owned subsidiary designated by the Board, are eligible to participate in the Purchase Plan if they are employed by the Company or any such subsidiary. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or on the purchase date or end of the offering period. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, a new 12 month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

     The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase stock under the Purchase Plan will be assumed or an equivalent right substituted by the successor corporation, unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the Purchase Plan will be exercised prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. If not terminated earlier, the Purchase Plan will have a term of ten years.

  1996 Directors' Stock Option Plan

     The 1996 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors on June 1996 and will be submitted for approval by the Company's stockholders in July 1996. An aggregate of 150,000 shares of the Company's Common Stock are reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of the interested director from both deliberations and voting regarding matters in which he or she has a personal interest.

     The Directors' Plan provides that each person who is or becomes a nonemployee director of the Company shall be granted a nonstatutory stock option to purchase 10,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company or for current directors on the date of this offering. Thereafter, on the first calendar day of the Company's fiscal year commencing in 1997, each nonemployee director shall be granted an additional option to purchase 5,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least six months.

     The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Directors' Plan provides that the First Option shall become exercisable in installments as to 33% of the total number of shares subject to the First Option on each of the first, second and third anniversaries of the date of grant of the First Option, and each Subsequent Option shall become exercisable in full on the first anniversary of the date of grant of such Subsequent Option. If a nonemployee director ceases to serve as a director for any reason, he or she may, but only within 30 days after the date he or she ceases to be a director of the Company, exercise options granted under the Directors' Plan to the extent that he or she was entitled to exercise such options at the date of such termination. To the extent he or she was not entitled to exercise any such option at the date of such termination, or if he or she does not exercise such option (which he or she was entitled to exercise) within such 30-day period, such option shall terminate. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Common Stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years.

     In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each option will be assumed or an equivalent option substituted by the successor corporation. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the Directors' Plan may be amended only once in any six-month period, other than to comport with changes in the Code. If not terminated earlier, the Directors' Plan will have a term of ten years.

  1988 Stock Option Plan

     A total of 1,560,000 shares of Common Stock has been reserved for issuance under the Company's 1988 Stock Option Plan (the "1988 Option Plan"). The 1988 Option Plan was adopted by the Board of Directors in November 1988 and approved by the stockholders in April 1989. As of March 31, 1996, options to purchase 142,902 shares of Common Stock had been exercised and options to purchase a total of 1,027,100 shares at a weighted average exercise price of $0.69 per share were outstanding.

     The Board of Directors has determined that no further options will be granted under the 1988 Option Plan after the offerings. Outstanding options granted under the 1988 Option Plan generally become exercisable at a rate of 12.5% of the shares subject to the option six months after the date of the grant and approximately 2% per share thereafter, as long as an optionee remains an employee with, consultant to or director of the Company. The term of each outstanding stock option is ten years. The exercise price of all options granted under the 1988 Option Plan is equal to the fair market value of the Common Stock of the Company on the date of the grant as authorized by the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers against any damages arising from their actions as an agent of the Company to the fullest extent permitted by Delaware law. The Bylaws further provide that the Company may similarly indemnify its other employees and agents. In addition, each director has entered into an indemnification agreement with the Company, pursuant to which the Company has agreed to indemnify such director to the fullest extent permitted by Delaware law.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In February 1995, shares of the Company's Series C Preferred Stock, convertible into an aggregate of 595,363 shares of Common Stock, were sold at an as converted price of $2.50 per share to investors that included, among others, Norwest Equity Partners IV, a Minnesota limited partnership, 117,584 shares; U.S. Venture Partners III, 114,056 shares (which includes 1,175 shares sold to U.S.V. Entrepreneur Partners); Kleiner Perkins Caufield & Byers IV, 76,271 shares; Associated Venture Investors II, 58,766 shares (which includes 970 shares sold to Associated Venture Investors - PGF); Merrill, Pickard, Anderson & Eyre IV, 54,660 shares; and Bay Partners IV, 47,669 shares (which includes 3,813 shares sold to California BPIV, L.P.).

     In August 1995, the Company acquired Onyx in exchange for shares of the Company's Series C Preferred Stock, convertible into an aggregate of 443,360 shares of Common Stock. In December 1995, the Company amended the Agreement and Plan of Reorganization with Onyx to provide for the release from escrow to the former Onyx stockholders on January 1996 of the Company's Series C Preferred Stock convertible into 133,008 shares of Common Stock.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors on the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of May 31, 1996, and as adjusted to reflect the sale by the Company of the shares of Common Stock offered by this Prospectus,
(i) by each person who is known by the Company to beneficially own 5% or more of the Common Stock, (ii) by each of the Company's directors and Named Officers,
(iii) by all current executive officers and directors as a group and (iv) by the Selling Stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                 SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                        OWNED                                     OWNED
                                                PRIOR TO THE OFFERING      SHARES TO      AFTER THE OFFERING**
                                                ---------------------       BE SOLD       ---------------------
               NAME AND ADDRESS                  NUMBER       PERCENT     IN OFFERING      NUMBER       PERCENT
- ----------------------------------------------  ---------     -------     -----------     ---------     -------
5% SHAREHOLDERS
Norwest Equity Partners IV,                       857,584       13.5             --         857,584
  a Minnesota Limited Partnership
  2800 Piper Jaffray Tower
  222 South Ninth Street
  Minneapolis, MN 55402
U.S. Venture Partners III(1)                      857,583       13.5             --         857,583
  2180 Sand Hill Road, Suite 300
  Menlo Park, CA 94025
Kleiner Perkins Caufield & Byers IV(2)            653,519       10.3             --         653,519
  Four Embarcadero Center
  San Francisco, CA 94111
Hancock Venture Partners(3)                       581,583        9.1             --         581,583
  One Financial Center, 39th Floor
  Boston, MA 02111
Associated Venture Investors II(4)                490,131        7.7             --         490,131
  One First Street, No. 12
  Los Altos, CA 94022
Merrill, Pickard, Anderson & Eyre IV(5)           463,724        7.3             --         463,724
  2480 Sand Hill Road, Suite 200
  Menlo Park, CA 94025
Electronic Marketing Ltd.(6)                      431,834        6.8             --         431,834
  5/F., General Electronics Building
  FSSTL 96, Sheung Shui
  New Territories, Hong Kong
Walden Ventures(7)                                387,669        6.1             --         387,669
  750 Battery Street, 7th Floor
  San Francisco, CA 94111
Bay Partners IV(8)                                347,669        5.5             --         347,669
  10600 North DeAnza Blvd., Suite 100
  Cupertino, CA 95014
OFFICERS AND DIRECTORS
  Lucio L. Lanza(9)                               860,083       13.6             --         860,083
  Promod Haque(10)                                857,584       13.5             --         857,584
  Frank Caufield(11)                              653,519       10.3             --         653,519
  W. Jeffers Pickard(12)                          463,724        7.3             --         463,724
  Rak Kumar(13)                                   210,000        3.2             --         210,000
  Chuck Edwards(14)                               162,560        2.5             --         162,560
  James Harre(15)                                  40,417       *                --          40,417          *
  Sebastian Nardecchia(16)                         32,500       *                --          32,500          *
  Robert Johnson(17)                               31,667       *                --          31,667          *
  Delbert Yocam(18)                                13,333       *                --          13,333          *
    1264 North Shore Road
    Lake Oswego, OR 97034
All executive officers and directors            2,693,535       39.4             --       2,693,535
  as a group (11 persons)(9), (10), (11),
  (12), (13), (14), (15), (16), (17), (18),
  (19)

- ---------------
  *  Less than 1%.

 ** Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of shares, the Common Stock options or warrants held by that person that are currently exercisable, or become exercisable within 60 days following May 31, 1996, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

 (1) Includes 25,727 shares held by Second Ventures Limited Partnership and 8,575 shares held be U.S.V. Entrepreneur Partners.

 (2) Includes 23,679 shares held by KPCB Zaibatsu Fund I. Also includes 23,668 shares issuable pursuant to presently exercisable warrants.

 (3) Includes 52,577 shares held by Falcon Ventures, L.P. and 242,314 shares held by Mayflower Fund Limited. Also includes an aggregate of 44,378 shares issuable pursuant to presently exercisable warrants (includes 4,142 shares held by Falcon Ventures, L.P. and 20,118 shares held by Mayflower Fund Limited.

 (4) Includes 7,079 shares held by Associated Venture Investors-PGF and 37,270 shares held by AVI Partners II, N.V. Also includes an aggregate of 24,257 shares issuable pursuant to presently exercisable warrants (includes 367 shares held by Associated Venture Investors-PGF and 1,940 shares held by AVI Partners II, N.V.).

 (5) Includes 2,937 shares held by MPAE Technology Partners. Includes 14,201 shares issuable pursuant to presently exercisable warrants.

 (6) Includes 120,000 shares held by Luzon Investments Ltd. Also includes 11,834 shares issuable pursuant to presently exercisable warrants.

 (7) Includes 80,000 shares held by O, W & W Pacrim Investments Limited, 24,332 shares held by Walden Capital Partners, 97,334 shares held by Walden International III, C.V. and 117,334 shares held by Walden Investors.

 (8) Includes 27,813 shares held by California BPIV, L.P.

 (9) Includes 823,281 shares held by U.S. Venture Partners III, 25,727 shares held be Second Ventures Limited Partnership and 8,575 shares held by U.S.V. Entrepreneur Partners. Because Mr. Lanza is a general partner of U.S. Venture Partners, the general partner of these entities, he may be deemed to be a beneficial owner of such shares except to the extent of his interest in such shares arising from his interest in U.S. Venture Partners. Also includes 2,500 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996

(10) Includes 857,584 shares held by Norwest Equity Partners IV. Because Mr. Haque is a general partner of Norwest Equity Partners, the general partner of Norwest Equity Partners IV, he may be deemed to be a beneficial owner of such shares. Mr. Hague disclaims beneficial ownership of such shares except to the extent of his interest in such shares arising from his interest in Norwest Equity Partners.

(11) Includes 606,172 shares held by Kleiner Perkins Caufield & Byers IV and 23,679 shares held by KPCB Zaibatsu Fund I. Also includes 23,668 shares issuable to Kleiner Perkins Caufield & Byers IV pursuant to presently exercisable warrants. Because Mr. Caufield is a general partner of Kleiner Perkins Caufield & Byers, which is the general partner of Kleiner Perkins Caufield & Byers IV and KPCB Zaibatsu Fund I, he may be deemed to be a beneficial owner of such shares. Mr. Caufield disclaims beneficial ownership of such shares except to the extent of his interest in such shares arising from his interest in Kleiner Perkins Caufield & Byers.

(12) Includes 446,586 shares held by Merrill, Pickard, Anderson & Eyre IV and 2,937 shares held by MPAE Technology Partners. Also includes 14,201 shares issuable pursuant to presently exercisable warrants. Because Mr. Pickard is a general partner of Merrill, Pickard, Anderson & Eyre, the general partner of these entities, he may be deemed to be a beneficial owner of such shares. Mr. Pickard disclaims beneficial ownership in such shares arising from his interest in Merrill, Pickard, Anderson & Eyre.

(13) Includes 200,000 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996.

(14) Includes 148,560 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996.

(15) Includes 40,417 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996.

(16) Includes 32,500 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996.

(17) Includes 31,667 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996.

(18) Includes 13,333 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996.

(19) Includes 21,667 shares issuable upon exercise of options exercisable within 60 days of May 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, par value $0.001 per share, and 2,000,000 shares of undesignated Preferred Stock, par value $0.001 per share, after giving effect to the amendment and restatement of the Company's Certificate of Incorporation to delete references to the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and increase the authorized number of shares of Common Stock, which will occur upon conversion of such Preferred Stock into Common Stock upon the closing of this offering.

COMMON STOCK

     As of March 31, 1996, there were 6,316,739 shares of Common Stock outstanding that were held of record by approximately 99 stockholders (as adjusted to reflect the conversion of all outstanding shares of the Company's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock into Common Stock at a one-to-one ratio upon the completion of this offering). Stock options to purchase an aggregate of 1,027,100 shares of Common Stock were outstanding as of March 31, 1996. Warrants to purchase an aggregate of 170,155 shares of Common Stock were also outstanding (as adjusted to reflect the conversion of all outstanding shares of Preferred Stock). There will be shares of Common Stock outstanding (assuming no exercise of the Underwriters' overallotment option or exercise of outstanding options under the Company's stock and option plans after March 31, 1996) after giving effect to the sale of the shares of Common Stock to the public offered hereby at an
assumed offering price of $    per share.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions available to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon completion of this offering, the Board of Directors will be authorized to issue 2,000,000 shares of undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors -- Blank Check Preferred Stock; Anti-Takeover Provisions."

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     The holders of 6,444,872 shares of Common Stock or warrants exercisable for Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an investors' rights agreement (the "Rights Agreement") between the Company and the holders of Registrable Securities. The holders of at least 20% of the Registrable Securities may require, on two occasions at any time after six months following the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale; provided, among other limitations, that the proposed aggregate selling price, prior to deductions for underwriting discounts and commissions, is at least $10 million. The Company may delay such registration by up to 90 days for business reasons (but not more than once in any 12-month period). If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares is subject to certain conditions and limitations, including lock-up agreements restricting the sale of such shares for 180 days after the effective date of the registration statement filed in connection with this offering and the right of the underwriters to limit the number of shares included in such registration. Holders of Registrable Securities may also require the Company, on no more than two occasions over any 12-month period, to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company, provided, among other limitations, that the proposed aggregate selling price is at least $500,000. The right of holders of Registrable Securities to have such shares registered on Form S-3 is subject to the right of the underwriters participating therein to limit the number of shares included in such registration. The Company may delay such registration on Form S-3 by up to 90 days for business reasons. Subject to certain limitations contained in the Rights Agreement and subject to the following sentence, all fees, costs and expenses of registrations effected pursuant to the Rights Agreement must be borne by the Company and all selling expenses (including underwriting discounts and selling commissions) relating to Registrable Securities must be borne by the holders of the securities being registered.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company's Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and eliminates cumulative voting in the election of directors if the Company has 800 or more stockholders as of the record date for the most recent annual meeting of stockholders. The Certificate of Incorporation and Bylaws also restrict the right of stockholders to change the size of the Board of Directors and to fill vacancies on the Board of Directors. The Bylaws also establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors or for stockholder proposals to be submitted at stockholder meetings. In addition, the Company's Certificate of Incorporation provides for a Board of Directors divided into three classes of directors with each class serving a staggered three-year term. A classified board may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. The amendment of any of these provisions would require approval by holders of 66.67% or more of the outstanding Common Stock. The Certificate of Incorporation also authorizes the issuance of up to 2,000,000 shares of Preferred Stock. The rights of the holders of the Common Stock will be subject to, and may be subordinated to, the rights of the holders of any Preferred Stock that may be issued in the future and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

     These and other provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and therefore may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

     The Company has also included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporate Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, upon completion of this offering, certain provisions of the Company's charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation. Its address is 1745 Gardena Avenue, Glendale, CA 91204, and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding shares of Common Stock, assuming no exercise of options or warrants
after March 31, 1996. Of these shares,           shares (including the
          shares sold in this offering) will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act. The remaining 6,309,239 shares will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     In addition to the           shares sold in this offering, 7,500 shares of
Common Stock held by current stockholders will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k) of the Securities Act. An additional 120,000 shares of Common Stock will be eligible for sale beginning 91 days after the effective date of the Registration Statement. An additional 4,999,877 shares of Common Stock and 1,197,255 shares of Common Stock issuable upon exercise of currently outstanding options and warrants will be eligible for sale beginning 181 days after the date of this Prospectus. In addition, at various times after 181 days from the date of this Prospectus, 1,189,362 shares will become eligible for sale in the public market upon expiration of their respective two-year holding periods, subject to certain volume and resale restrictions set forth in Rule 144.

     Certain stockholders of the Company holding 120,000 shares of Common Stock are subject to a contractual lock-up pursuant to which they may not sell or otherwise dispose of any of these shares for 90 days after the effective date of the Registration Statement. All directors and officers and certain other stockholders of the Company, holding in the aggregate 6,189,238 shares of Common Stock, have agreed with the Underwriters not to sell or otherwise dispose of any of their shares for 180 days after the date of this Prospectus (the "Lockup Period") without the prior written consent of Hambrecht & Quist LLC. See "Underwriting."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. The Securities and Exchange Commission has recently proposed to reduce the Rule 144 holding periods. If enacted, such modification will have a material effect on the timing of when shares of the Common Stock become eligible for resale.

     In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. The Company intends to register on a registration statement on Form S-8, during the Lockup Period, (i) assuming no exercise of options after March 31, 1996, a total of 1,027,100 shares of Common Stock issuable upon exercise of outstanding options under the 1988 Option Plan, (ii) a total of 800,000 shares of Common Stock reserved for issuance under the 1996 Stock Plan, (iii) a total of 150,000 shares of Common Stock reserved for issuance under the Directors' Plan and (iv) a total of 400,000 shares of Common Stock reserved for issuance under the Purchase Plan. Such registration will permit the resale of shares so registered by non-affiliates in the public market without restriction under the Securities Act.

     Prior to this offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby. In addition, after this offering, the holders of 5,444,872 shares of Common Stock (assuming exercise of outstanding warrants for 170,155 shares of Common Stock) are entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights of Certain Holders." If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company initiated registration any Registrable Securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC and Prudential Securities Incorporated, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                                                            NUMBER OF
                                      NAME                                   SHARES
        ----------------------------------------------------------------    ---------
        Hambrecht & Quist LLC...........................................
        Prudential Securities Incorporated..............................
                                                                             ----
                  Total.................................................
                                                                             ====

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $          per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Stockholders of the Company, including the officers and directors, who will own in the aggregate 6,189,239 shares of Common Stock after the offering have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. Stockholders of the Company who will own in the aggregate 120,000 shares of Common Stock after the offering have agreed they will not, without prior consent of Hambrecht and Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock owned by them during the 90-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of the Company or Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company (i) may issue shares upon the exercise of stock options granted prior to the date hereof under the Company's stock option plans and may grant additional options under the Company's stock option plans, and (ii) may issue shares under the Company's 1996 Employee Stock Purchase Plan. The Underwriting Agreement prohibits the Company from releasing shares from such lock-up without the prior written consent of Hambrecht & Quist LLC.

     The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company, the selling stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover page of the preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain members of Venture Law Group own shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP, Palo Alto, California.

                                    EXPERTS

     The Consolidated Financial Statements and schedule of the Company as of December 30, 1994 and December 31, 1995, and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The statements of operations and cash flows of Onyx for the year ended September 30, 1994 included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                         INDEX TO FINANCIAL STATEMENTS

RASTER GRAPHICS, INC.
Report of Ernst & Young LLP, Independent Auditors.....................................  F-1
Consolidated Balance Sheets...........................................................  F-2
Consolidated Statements of Operations.................................................  F-3
Consolidated Statements of Shareholders' Equity.......................................  F-4
Consolidated Statements of Cash Flows.................................................  F-5
Notes to Consolidated Financial Statements............................................  F-6
RASTER GRAPHICS, INC. AND ONYX GRAPHICS CORPORATION
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Financial Information..........................  F-20
Unaudited Pro forma Condensed Combined Statement of Operations........................  F-21
Notes to Unaudited Pro Forma Condensed Combined Statement of Operations...............  F-22
ONYX GRAPHICS CORPORATION
Report of KPMG Peat Marwick LLP Independent Auditors..................................  F-24
Statement of Operations...............................................................  F-25
Statement of Cash Flows...............................................................  F-26
Notes to Financial Statements.........................................................  F-27

                                                                    EXHIBIT 23.1

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Raster Graphics, Inc.

     We have audited the accompanying consolidated balance sheets of Raster Graphics, Inc. as of December 30, 1994 and December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raster Graphics, Inc. at December 30, 1994 and December 31, 1995, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
February 23, 1996,
except as to Note 13,
as to which the date is
July   , 1996

- --------------------------------------------------------------------------------
     The foregoing report is in the form that will be signed upon the completion of reincorporation of the Company from California to Delaware and the reverse stock split.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
June 19, 1996

                             RASTER GRAPHICS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                    DECEMBER 30,   DECEMBER 31,
                                                        1994           1995
                                                    ------------   ------------    MARCH 31,      PRO FORMA
                                                                                      1996       STOCKHOLDERS'
                                                                                  ------------      EQUITY
                                                                                                  MARCH 31,
                                                                                  (UNAUDITED)        1996
                                                                                                 ------------
                                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................    $  1,607       $  1,550       $  1,506
  Accounts receivable, net of allowance for
    doubtful accounts of $246 in 1994, $467 in
    1995 and $508 in 1996.........................       2,201          5,567          5,345
  Amounts receivable from related parties.........         666             --             --
  Inventories.....................................       1,893          3,248          4,060
  Prepaid expenses................................         223            132            286
                                                      --------       --------       --------
Total current assets..............................       6,590         10,497         11,197
Property and equipment, net.......................       1,049          1,452          1,557
Deposits and other assets.........................         273            136            156
Intangible assets related to the acquisition of
  Onyx Graphics Corporation.......................          --            258            140
                                                      --------       --------       --------
Total assets......................................    $  7,912       $ 12,343       $ 13,050
                                                      ========       ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................    $    414       $  1,817       $  1,773
  Accrued payroll and related expenses............         416            583            479
  Accrued warranty................................         347            287            275
  Other accrued liabilities.......................         453            970          1,154
  Deferred revenues from related parties..........         152             --             --
  Other deferred revenues.........................       1,845          1,114          1,397
  Current portion of long-term debt...............         146            355            355
                                                      --------       --------       --------
Total current liabilities.........................       3,773          5,126          5,433
Long-term debt....................................         338            504            402
Commitments
Stockholders' equity:
  Preferred stock:
    Authorized shares -- 2,000,000 pro forma
    Issued and outstanding shares -- none pro
      forma.......................................          --             --             --       $     --
  Convertible preferred stock, $0.001 par value:
    Series A, authorized, issued and outstanding
      shares -- 320,000 in 1994, 1995 and 1996,
      none pro forma..............................          --             --             --             --
    Series B, authorized shares -- 1,050,000 in
      1996, none pro forma issued and outstanding
      shares -- 1,023,998 in 1994, 1995 and 1996,
      none pro forma..............................           1              1              1             --
    Series C, authorized shares -- 4,660,000 in
      1996, none pro forma issued and outstanding
      shares -- 3,509,990 in 1994, 4,548,718 in
      1995 and 1996, none pro forma...............           4              5              5             --
  Common stock, $0.001 par value:
    Authorized shares -- 8,000,000 in 1996,
      50,000,000 pro forma
    Issued and outstanding shares -- 200,426 in
      1994, 344,657 in 1995, 424,023 in 1996 and
      6,316,739 pro forma.........................          --             --             --              6
    Additional paid-in capital....................      22,296         25,130         25,163         25,163
    Accumulated deficit...........................     (18,500)       (18,423)       (17,934)       (17,934)
    Notes receivable from stockholders............          --             --            (20)           (20)
                                                      --------       --------       --------       --------
Total stockholders' equity........................       3,801          6,713          7,215       $  7,215
                                                                                                   ========
                                                      --------       --------       --------
Total liabilities and stockholders' equity........    $  7,912       $ 12,343       $ 13,050
                                                      ========       ========       ========

                            See accompanying notes.

                             RASTER GRAPHICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                  THREE MONTHS ENDED
                                                                                -----------------------
                                                   YEAR ENDED
                                   ------------------------------------------          MARCH 31,
                                   DECEMBER 31,   DECEMBER 30,   DECEMBER 31,   -----------------------
                                       1993           1994           1995          1995         1996
                                   ------------   ------------   ------------   ----------   ----------
                                                                                      (UNAUDITED)
Net revenues (includes related
  party revenues of $6,206 in
  1993 and
  $123 in 1994)..................    $ 14,719       $ 13,235      $   26,045    $    5,720   $    8,591
Cost of revenues.................       9,942          9,704          16,598         3,792        5,305
                                      -------        -------      ----------    ----------   ----------
Gross profit.....................       4,777          3,531           9,447         1,928        3,286
Operating expenses:
  Research and development.......       2,179          2,748           3,373           642          934
  Sales and marketing............       1,591          2,054           3,640           632        1,364
  General and administrative.....         901            958           1,434           284          421
  Acquired in-process research
     and development.............          --             --             889            --           --
                                      -------        -------      ----------    ----------   ----------
Total operating expenses.........       4,671          5,760           9,336         1,558        2,719
                                      -------        -------      ----------    ----------   ----------
Operating income (loss)..........         106         (2,229)            111           370          567
Interest income..................         113            106             106            30           16
Interest expense.................        (173)            (5)            (57)          (27)         (19)
                                      -------        -------      ----------    ----------   ----------
Income (loss) before provision
  for income taxes...............          46         (2,128)            160           373          564
Provision for income taxes.......           5             --              83           194           75
                                      -------        -------      ----------    ----------   ----------
Net income (loss)................    $     41       $ (2,128)     $       77    $      179   $      489
                                      =======        =======      ==========    ==========   ==========
Pro forma net income per share...                                 $     0.01    $     0.03   $     0.07
                                                                  ==========    ==========   ==========
Shares used in computing pro
  forma net income per share.....                                  7,172,117     6,891,966    7,304,108
                                                                  ==========    ==========   ==========

                            See accompanying notes.

                             RASTER GRAPHICS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                      CONVERTIBLE PREFERRED STOCK
                                                     -------------------------------------------------------------
                                                                                                                       COMMON
                                                          SERIES A             SERIES B             SERIES C           STOCK
                                                     ------------------   ------------------   -------------------   ----------
                                                       SHARES    AMOUNT     SHARES    AMOUNT     SHARES     AMOUNT     SHARES
                                                     ----------  ------   ----------  ------   -----------  ------   ----------
Balance at December 25, 1992.......................     320,000   $ --     1,023,998    $1              --   $ --       368,808
 Issuance of Series C preferred stock, net of
   issuance costs..................................          --     --            --    --       3,509,990      4            --
 Repurchase of common stock........................          --     --            --    --              --     --      (28,000)
 Issuance of common stock under stock option
   plan............................................          --     --            --    --              --     --        10,533
 Forgiveness of interest on notes receivable from
   stockholders....................................          --     --            --    --              --     --            --
 Accrued interest on notes receivable..............          --     --            --    --              --     --            --
 Net income........................................          --     --            --    --              --     --            --
                                                                    --                  --
                                                      ---------            ---------            ----------    ---     ---------
Balance at December 31, 1993.......................     320,000     --     1,023,998     1       3,509,990      4       351,341
 Repurchase of common stock........................          --     --            --    --              --     --     (154,000)
 Issuance of common stock under stock option plan
   and upon exercise
   of warrants.....................................          --     --            --    --              --     --         3,085
 Forgiveness of interest on notes receivable from
   stockholders....................................          --     --            --    --              --     --            --
 Net loss..........................................          --     --            --    --              --     --            --
                                                                    --                  --
                                                      ---------            ---------            ----------    ---     ---------
Balance at December 30, 1994.......................     320,000     --     1,023,998     1       3,509,990      4       200,426
 Issuance of Series C preferred stock, net of
   issuance costs..................................          --     --            --    --         595,368      1            --
 Issuance of Series C preferred stock for Onyx
   Acquisition.....................................          --     --            --    --         443,360     --            --
 Issuance of common stock under stock option plan
   and upon exercise
   of warrants.....................................          --     --            --    --              --     --       144,231
 Net income........................................          --     --            --    --              --     --            --
                                                                    --                  --
                                                      ---------            ---------            ----------    ---     ---------
Balance at December 31, 1995.......................     320,000     --     1,023,998     1       4,548,718      5       344,657
 Issuance of common stock under stock option plan
   (unaudited).....................................          --     --            --    --              --     --        79,366
 Note receivable from stockholder (unaudited)......          --     --            --    --              --     --            --
 Net income (unaudited)............................          --     --            --    --              --     --            --
                                                                    --                  --
                                                      ---------            ---------            ----------    ---     ---------
 Balance at March 31, 1996 (unaudited).............     320,000   $ --     1,023,998    $1       4,548,718   $  5       424,023
                                                      =========     ==     =========    ==      ==========    ===     =========


                                                                                            NOTES
                                                              ADDITIONAL                  RECEIVABLE        TOTAL
                                                               PAID-IN     ACCUMULATED       FROM       STOCKHOLDERS'
                                                     AMOUNT    CAPITAL       DEFICIT     STOCKHOLDERS      EQUITY
                                                     ------   ----------   -----------   ------------   -------------
Balance at December 25, 1992.......................   $ --     $ 13,689     $ (16,413)      $ (138)        $(2,861)
 Issuance of Series C preferred stock, net of
   issuance costs..................................     --        8,706            --           --           8,710
 Repurchase of common stock........................     --          (42)           --           42              --
 Issuance of common stock under stock option
   plan............................................     --            6            --           --               6
 Forgiveness of interest on notes receivable from
   stockholders....................................     --           --            --           12              12
 Accrued interest on notes receivable..............     --           --            --           (8)             (8)
 Net income........................................     --           --            41           --              41

                                                       ---      -------      --------        -----         -------
Balance at December 31, 1993.......................     --       22,359       (16,372)         (92)          5,900
 Repurchase of common stock........................     --          (66)           --           66              --
 Issuance of common stock under stock option plan
   and upon exercise
   of warrants.....................................     --            3            --           --               3
 Forgiveness of interest on notes receivable from
   stockholders....................................     --           --            --           26              26
 Net loss..........................................     --           --        (2,128)          --          (2,128)

                                                       ---      -------      --------        -----         -------
Balance at December 30, 1994.......................     --       22,296       (18,500)          --           3,801
 Issuance of Series C preferred stock, net of
   issuance costs..................................     --        1,476            --           --           1,477
 Issuance of Series C preferred stock for Onyx
   Acquisition.....................................     --        1,098            --           --           1,098
 Issuance of common stock under stock option plan
   and upon exercise
   of warrants.....................................     --          260            --           --             260
 Net income........................................     --           --            77           --              77

                                                       ---      -------      --------        -----         -------
Balance at December 31, 1995.......................     --       25,130       (18,423)          --           6,713
 Issuance of common stock under stock option plan
   (unaudited).....................................     --           33            --           --              33
 Note receivable from stockholder (unaudited)......     --           --            --          (20)            (20)
 Net income (unaudited)............................     --           --           489           --             489

                                                       ---      -------      --------        -----         -------
 Balance at March 31, 1996 (unaudited).............   $ --     $ 25,163     $ (17,934)      $  (20)        $ 7,215
                                                       ===      =======      ========        =====         =======

                            See accompanying notes.

                             RASTER GRAPHICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          THREE MONTHS ENDED
                                                            YEAR ENDED
                                            ------------------------------------------         MARCH 31,
                                            DECEMBER 31,   DECEMBER 30,   DECEMBER 31,   ---------------------
                                                1993           1994           1995         1995        1996
                                            ------------   ------------   ------------   ---------   ---------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).........................    $     41       $ (2,128)      $     77      $   179     $   489
Adjustments to reconcile net income (loss)
  to net cash used in operating
  activities:
    Deferred revenue from related
      parties.............................        (810)          (267)          (152)          --          --
    Other deferred revenue................         436            951           (760)        (762)        283
    Depreciation and amortization.........         672            731          1,782           55         353
    Forgiveness of interest on
      shareholders' notes receivable......          12             26             --           --          --
    Changes in operating assets and
      liabilities:
      Accounts receivable.................         575         (1,558)        (2,169)        (683)        222
      Inventories.........................        (803)           318         (1,283)        (275)       (812)
      Prepaid expenses and other assets...        (289)          (129)           280           50        (174)
      Accounts payable....................         (95)           (19)         1,035          824         (44)
      Accrued payroll and related
         expenses.........................          70             88            123           --        (104)
      Other accrued liabilities...........        (151)          (236)           429          113         172
                                               -------        -------        -------       ------      ------
Net cash provided by (used in) operating
  activities..............................        (342)        (2,223)          (638)        (499)        385
INVESTING ACTIVITIES
Capital expenditures......................        (813)          (805)        (1,082)        (196)       (340)
Cash acquired in acquisition..............          --             --             55           --          --
                                               -------        -------        -------       ------      ------
Net cash used in investing activities.....        (813)          (805)        (1,027)        (196)       (340)
FINANCING ACTIVITIES
Proceeds from notes payable...............          --            484            418           --          --
Repayment of note.........................          --             --           (450)         (26)        (75)
Repayment of note to related party........      (5,000)            --             --           --          --
Payments on capital leases................        (108)            --            (23)          --         (27)
Proceeds from issuance of common stock....           6              3            196           --          13
Proceeds from issuance of Series C
  preferred stock.........................       8,710             --          1,467        1,467          --
                                               -------        -------        -------       ------      ------
Net cash provided by (used in) financing
  activities..............................       3,608            487          1,608        1,441         (89)
                                               -------        -------        -------       ------      ------
Net increase (decrease) in cash and cash
  equivalents.............................       2,453         (2,541)           (57)         746         (44)
Cash and cash equivalents at beginning of
  year....................................       1,695          4,148          1,607        1,607       1,550
                                               -------        -------        -------       ------      ------
Cash and cash equivalents at end of
  year....................................    $  4,148       $  1,607       $  1,550      $ 2,353     $ 1,506
                                               =======        =======        =======       ======      ======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid for interest....................    $    650       $      5       $     57      $    27     $    19
Cash paid for taxes.......................    $     19       $     15       $     28      $     1     $    33
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
Forgiveness of note receivable on return
  of common stock.........................    $     42       $     66       $     --      $    --     $    --

                            See accompanying notes.

                             RASTER GRAPHICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Raster Graphics, Inc. (the Company) was incorporated on July 27, 1987 in the State of California. The Company designs, manufactures, and markets large format digital printing systems.

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Onyx Graphics Corporation, Raster Graphics GmbH, a German Corporation, and Raster Graphics Limited, a company incorporated in England and Wales.

  Fiscal Year

     In 1993 and 1994, the Company reported on a fiscal year ending on the last Friday in December. Effective in 1995, the Company changed its fiscal year-end to the calendar year-end. In addition, the quarter ends were changed to the calendar quarters.

  Interim Financial Information

     The interim financial information at March 31, 1996 and for the three months ended March 31, 1995 and 1996 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of results for the full year.

  Cash Equivalents

     For financial statement purposes, the Company considers all highly liquid debt instruments with original maturities of ninety days or less and with insignificant interest rate risk to be cash equivalents.

     At December 31, 1995 and March 31, 1996, cash equivalents consisted of commercial paper and money market funds.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). The adoption of FAS 115 had no material effect on the Company's results of operations or financial position. The Company considers its applicable cash equivalents as held-to-maturity investments in accordance with FAS 115. Any unrealized gains or losses were immaterial.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or fair market value and consist of the following (in thousands):

                                                    DECEMBER 30,     DECEMBER 31,     MARCH 31,
                                                        1994             1995           1996
                                                    ------------     ------------     ---------
    Raw materials.................................     $  578           $  784         $   417
    Work-in-process...............................        205              588             838
    Finished goods................................      1,110            1,876           2,805
                                                       ------           ------          ------
                                                       $1,893           $3,248         $ 4,060
                                                       ======           ======          ======

  Property and Equipment

     Property and equipment is stated at cost and depreciated, using the straight-line method, over the shorter of the estimated useful life (one to five years) or, if applicable, the term of the related lease.

  Long-Lived Assets

     In 1995 the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of " (FAS 121). FAS 121 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 is effective for fiscal years beginning after December 15, 1995. The adoption of FAS 121 is not expected to have a material impact on the Company's financial position or results of operations.

  Revenue Recognition

     The Company generally recognizes revenue at the time of shipment and provides for the estimated cost to repair or replace products under warranty provisions in effect at the time of sale. Revenue under maintenance contracts is recognized ratably over the term of the related contract, generally twelve months. The Company does not warrant its software products.

  Income Taxes

     The Company accounts for income taxes using the liability method as required by the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109).

  Net Income (Loss) Per Share

     Net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares from convertible preferred stock (using the if-converted method) and from stock options and warrants (using the modified treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common stock and common equivalent shares issued by the Company at prices below the assumed public offering price during the twelve-month period prior to the proposed offering have been included in the calculation as if they were outstanding for all periods presented regardless of whether they are dilutive (using the modified treasury stock method at an assumed public offering price).

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Per share information calculated on the above noted basis is as follows:

                                                                              THREE MONTHS ENDED
                                                 YEAR ENDED
                                 ------------------------------------------           MARCH 31,
                                 DECEMBER 31,   DECEMBER 30,   DECEMBER 31,   -------------------------
                                     1993           1994           1995          1995          1996
                                 ------------   ------------   ------------   -----------   -----------
Net income (loss) per share....  $      0.01     $    (1.91)   $      0.01    $      0.03   $      0.07
                                 ===========     ==========    ===========    ===========   ===========
Shares used in computing net
  income (loss) per share......    5,047,308      1,112,851      7,172,117      6,891,966     7,304,108
                                 ===========     ==========    ===========    ===========   ===========

  Pro Forma Net Income Per Share

     Pro forma net income per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from convertible preferred stock that will convert upon the closing of the Company's initial public offering (using the if-converted method).

  Pro Forma Shareholders' Equity (Unaudited)

     If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of approximately 5,893,000 shares of common stock. The number of shares of common stock that the convertible preferred stock converts into is based on an assumed public offering price of
$     per share. Unaudited pro forma stockholders' equity at March 31, 1996, as adjusted for the conversion of preferred stock, is disclosed on the consolidated balance sheet.

  Employee Stock Plans

     The Company accounts for its stock option and employee stock purchase plan in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25). In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS
123). FAS 123 provides an alternative to APB Opinion No. 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB Opinion No. 25. Accordingly, FAS 123 is not expected to have any material impact on the Company's financial position or results of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS

  Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in cash equivalents and receivables from customers. The Company invests in

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

cash equivalents, primarily commercial paper of A1 or P1 grade, placed in high-credit quality financial institutions. The Company is exposed to credit risks in the event of default by the financial institutions to the extent of the amount recorded on the balance sheet. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

  Dependence on Major Subcontractors and Suppliers

     The Company relies on subcontractors and suppliers to manufacture, subassemble, and perform first-stage testing of DCS printer components. The Company relies on single suppliers for certain critical components. The loss of certain subcontractors or suppliers or the failure of subcontractors or suppliers to meet the Company's price, quality, quantity, and delivery requirements could have a material adverse effect on the Company's business, financial condition, and results of operations.

  Dependence on a Single Product

     The majority of the Company's sales are derived from one principal product line, the DCS printing systems, printers and related consumables, and the Company anticipates that it will derive the bulk of its revenues in the next several years from sales of these products. If the Company is unable to generate sufficient sales of the DSC product line due to competitive factors, manufacturing difficulties, or other reasons, it may be unable to continue its business.

  Major Customers

     One customer, a related party in 1993, accounted for 33.4%, 20.6%, 10.9% and 19.3% of net revenues for 1993, 1994, 1995 and the three months ended March 31, 1995, respectively. Another customer acounted for 18.4% and 11.7% of net revenues in 1993 and for the three months ended March 31, 1996, respectively.

3. ACQUISITION

     On August 10, 1995, the Company acquired Onyx Graphics Corporation (Onyx) for the following amounts (dollars in thousands):

    443,359 shares of Series C preferred stock of the Company for all the issued common stock of Onyx...............................................  $1,108
    Assumption by the Company of options to purchase Onyx common stock..........      63
    Note due from Onyx..........................................................     259
    Acquisition costs...........................................................      70
                                                                                  ------
                                                                                  $1,500
                                                                                  ======

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The purchase price was allocated, based on an independent appraisal obtained by the Company, to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values on the date of acquisition as follows (in thousands):

    Current assets..............................................................  $  709
    Equipment...................................................................     157
    Intangibles.................................................................     454
    Liabilities assumed.........................................................    (570)
    In-process research and development.........................................     750
                                                                                  ------
                                                                                  $1,500
                                                                                  ======

     To determine the value of completed software, the expected future cash flows of each existing software product were discounted, taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. This analysis resulted in a valuation of $280,000 for completed software, which had reached technological feasibility and therefore was capitalizable. This software is being amortized on a straight-line basis over an eight-month period.

     To determine the value of the software in the development stage, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income, and associated risks. Associated risks include the inherent difficulties and uncertainties in completing each project, thereby achieving technological feasibility, and risks related to the viability of potential changes in future target markets. This analysis resulted in a valuation of $750,000 for software in the development stage that had not yet reached technological feasibility and did not have alternative future uses. In accordance with generally accepted accounting principles, the software in the development stage was expensed in August 1995 as acquired in-process research and development. In addition, the Company wrote off $139,000 in the September 1995 quarter for redundant PostScript licenses that the Company had purchased for the Company's development of a similar image processing software product.

     Other intangible assets will be amortized on a straight-line basis over estimated useful lives ranging from three to five years.

     As part of the Agreement and Plan of Reorganization, 30% of the Series C preferred stock included in the consideration was deposited into an escrow account. The escrow shares were to be distributed to Onyx stockholders on August 1, 1996 and were for the full satisfaction of losses to the Company resulting from misrepresentations or omissions in the Agreement that totaled greater than $50,000. Management of the Company believed that on the date of acquisition that it was certain that all escrow shares were going to be distributed to Onyx shareholders, and in fact, the Company did distribute the escrow shares to Onyx stockholders.

     The following unaudited pro forma combined results of operations of the Company and Onyx for the years ended December 30, 1994 and December 31, 1995 have been prepared assuming that the acquisition of Onyx had occurred at the beginning of the period presented. The following pro forma information results (in thousands, except per share data) are not necessarily indicative of the results

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

that would have occurred had the transaction been completed at the beginning of the period indicated nor is it indicative of future operating results:

                                                                DECEMBER 30,     DECEMBER 31,
                                                                    1994             1995
                                                                ------------     ------------
    Net revenues..............................................    $ 15,829         $ 27,709
    Income (loss) from operations.............................    $ (2,057)        $  1,364
    Net income (loss).........................................    $ (2,027)        $  1,170
    Net income (loss) per share...............................    $  (4.51)        $   0.16

     The results of the operations of the acquired business have been included in the consolidated results of operations for the period subsequent to the acquisition date.

4. BALANCE SHEET COMPONENTS

     Property and equipment consist of the following (in thousands):

                                                    DECEMBER 30,     DECEMBER 31,     MARCH 31,
                                                        1994             1995           1996
                                                    ------------     ------------     ---------
    Machinery and equipment.......................     $4,501           $3,869         $ 4,180
    Furniture and fixtures........................        187              303             332
    Leasehold improvements........................        147              162             162
                                                       ------           ------          ------
                                                        4,835            4,334           4,674
    Accumulated depreciation......................      3,786            2,882           3,117
                                                       ------           ------          ------
                                                       $1,049           $1,452         $ 1,557
                                                       ======           ======          ======

     Fully depreciated fixed assets with an original cost of approximately $2,000,000 were written off in 1995.

     Intangible assets consist of the following (in thousands):

                                                                  DECEMBER 31,     MARCH 31,
                                                                      1995           1996
                                                                  ------------     ---------
    Assembled work force........................................      $ 80           $  80
    Trademarks and tradenames...................................        54              54
    Developed technology........................................       280             280
    Distributor relationships...................................        40              40
                                                                      ----            ----
                                                                       454             454
    Accumulated amortization....................................       196             314
                                                                      ----            ----
    Net intangible assets.......................................      $258           $ 140
                                                                      ====            ====

5. BORROWINGS

     Effective August 14, 1995, the Company's credit agreement with its lender was amended. The facility was extended to $1,000,000, the term to August 14, 1996 and the interest rate was reduced to the lenders prime rate plus 0.5 percentage points. This facility has not been used during either the year ended December 31, 1995 or the three months ended March 31, 1996.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The Company's long-term debt includes two notes payable. The first note issued on August 29, 1994 had a principal balance of $336,056 at December 31, 1995 with interest being charged at 0.75% above the lenders prime rate. An additional note issued on June 5, 1995 had a principal balance of $418,835 at December 31, 1995 with interest being charged at a rate of 0.5% above the lenders prime rate. Such prime rate was 8.5% at December 31, 1995.

     The notes are secured by the tangible assets of the Company. The notes include various financial covenants which make reference to the Company's profitability and liquidity. If the Company fails to satisfy these covenants, all outstanding amounts of the principal and unpaid interest immediately become due and payable.

     In addition, the Company's subsidiary, Onyx, has two notes payable (the "Onyx Notes"). The first note issued in August 1992 had a principal balance of $33,342 at December 31, 1995 with interest being paid at the lenders prime rate plus six percentage points. A second note issued in August 1993 had a principal balance of $58,023 at December 31, 1995 and incurs interest at a rate equal to the lenders prime rate plus eight percentage points. Both notes expire in August 1997. The lenders prime rate at December 31, 1995 was 8.5%.

     The Onyx Notes are secured by all equipment of the borrower and all finished goods, materials, and other personal tangible property purchased with the proceeds of the notes.

     Future principal maturities on the notes payable for the years ended December 31 are as follows (in thousands):

    1996..........................................................................  $355
    1997..........................................................................   347
    1998..........................................................................   157
                                                                                    ----
                                                                                    $859
                                                                                    ====

6. COMMITMENTS

     The Company leases its principal facilities under an operating lease arrangement. The future minimum annual rental payments are as follows for the years ended December 31 (in thousands):

    1996........................................................................  $  585
    1997........................................................................     589
    1998........................................................................     589
    1999........................................................................     541
    2000........................................................................     548
    Thereafter..................................................................     548
                                                                                  ------
                                                                                  $3,400
                                                                                  ======

     Rent expense for the fiscal years ended 1993, 1994, and 1995 was approximately $317,000, $358,000, and $507,000, respectively, and approximately $118,000 and $161,000, respectively, for the three months ended March 31, 1995 and 1996, respectively.

     The Company has a purchase commitment of approximately $1,000,000 to a supplier over the next year in connection with research and development activities.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

7. STOCKHOLDERS' EQUITY

  Convertible Preferred Stock

     Each share of Series A, B, and C preferred stock may be converted at the option of the holder into shares of common stock on a one-for-one basis, subject to adjustment for certain antidilution provisions. The preferred stock automatically converts into common stock upon the consummation of an underwritten public offering for the Company's common stock at not less than $7.50 per share and the gross aggregate offering price is not less than $10,000,000. The holders of preferred shares are entitled to one vote for each share of common stock into which the preferred stock is convertible.

     The holders of Series C preferred stock are entitled to receive dividends, when and as declared by the Board of Directors, at a rate of $0.15 per share, per annum. After the payment of dividends to the Series C preferred stockholders, the holders of Series A and B preferred stock are entitled to receive dividends, when and as declared by the Board of Directors, at a rate of $0.20 and $0.20 per share, per annum, respectively. Dividends are noncumulative, and to date, no dividends have been declared or paid by the Company.

     The Series C preferred stock has a liquidation preference of $2.50 per share, plus all declared and unpaid dividends, and is payable prior and in preference to any distribution to the holders of Series A and B preferred stock and common stock. After the Series C stockholders receive their liquidation preference, the holders of Series A and B preferred stock will be entitled to receive an amount per share equal to $560,000 and $2,800,000 divided by the number of outstanding Series A and B shares, respectively, plus all declared and unpaid dividends. After full preferential payments have been made to Series A, B, and C stockholders, the holders of Series A, B, and C preferred stock are entitled to receive up to an additional $6,750,000. After the Series A, B, and C preferred stockholders receive their full liquidation preferences, the holders of common and preferred stock will be entitled to share in the remaining proceeds based on the number of shares held.

  Stock Option Plan

     The Company has a stock option plan (the Plan) under which consultants and key employees may be granted incentive or nonstatutory stock options for the purchase of common stock.

     There are 1,460,000 shares authorized under the Plan. Under the Plan, incentive and nonstatutory options may be granted at an exercise price of not less than 100% and 85%, respectively, of the fair value as determined by the Board of Directors. The options are exercisable at the discretion of the Board of Directors and generally vest at the rate of 12.5% of the original grant, commencing six months after the date of grant or employment, and in monthly increments of approximately 2% of the total grant thereafter. Expiration dates are determined by the Board of Directors, but in no event will they

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

exceed ten years from the date of grant. Unexercised options are cancelable thirty days after the date of termination of employment. A summary of activity in this plan is as follows:

                                                                    NUMBER           PRICE
                                                                   OF SHARES       PER SHARE
                                                                   ---------     --------------
Options outstanding at December 25, 1992.........................    207,720     $0.25 - $1.50
  Granted........................................................    688,170         $0.50
  Exercised......................................................    (10,533)    $0.50 - $1.50
  Canceled.......................................................   (204,587)    $0.25 - $1.50
                                                                   ----------
Options outstanding at December 31, 1993.........................    680,770     $0.25 - $1.50
  Granted........................................................    160,100         $0.50
  Exercised......................................................     (1,902)        $0.50
  Canceled.......................................................   (215,198)        $1.50
                                                                   ----------
Options outstanding at December 30, 1994.........................    623,770     $0.25 - $0.50
  Granted........................................................    513,280     $0.025 - $1.50
  Exercised......................................................    (19,787)        $0.50
  Canceled.......................................................     (4,913)        $0.50
                                                                   ----------
Options outstanding at December 31, 1995.........................  1,112,350     $0.025 - $1.50
  Granted........................................................     40,900     $1.50 - $5.00
  Exercised......................................................    (79,366)    $0.25 - $0.50
  Canceled.......................................................    (46,784)    $0.50 - $1.50
                                                                   ----------
Options outstanding at March 31, 1996............................  1,027,100     $0.025 - $5.00
                                                                   ==========

     At December 31, 1995, there were 709,411 options exercisable under the Plan at $0.025 -- $1.50 per share, and options for 284,113 shares of common stock were available for grant.

     In July 1993, 175,670 options were repriced. Options originally granted at $1.50 per share were canceled and new options were issued at $0.50 per share.

  Stock Purchase Plan

     In 1988, the Company adopted a stock purchase plan for consultants and key employees of the Company. There are 90,000 shares authorized for issuance under the plan. Under the plan, consultants and key employees may be granted the right to purchase shares of the Company's common stock at not less than 100% of the fair value on the date of grant as determined by the Board of Directors. As of December 30, 1994, December 31, 1995 and March 31, 1996, 24,000 shares have been issued under the Plan and 66,000 shares are reserved for issuance.

  Warrants

     The Company has issued the following warrants:

     (a) Warrants were issued in November 1988 to certain Series B investors to purchase 124,444 shares of common stock at $1.50 per share, subject to adjustment for dilution. These warrants were exercised in 1995.

     (b) During 1989, the Company entered into an equipment lease line with a financing institution. In conjunction with the lease line, the Company issued warrants to purchase 10,400 shares of

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

        Series B preferred stock at $12.50 per share. The warrants expire in 1998 and are currently exercisable.

     (c) Warrants were issued in December 1989 in connection with the issuance of Series B preferred stock. Investors received warrants to purchase 124,257 shares of common stock at $1.50 per share, subject to adjustment for dilution. These warrants expire in December 1996, or upon the occurrence of an initial public offering of common stock of not less than $10,000,000 and at least $25.00 per share, or upon the sale of substantially all of the Company's assets. The warrants are currently exercisable.

     (d) In conjunction with the issuance of Series B preferred stock and additions to the Company's lease line, warrants were issued in March 1990 to various stockholders to purchase 38,227 shares of common stock at $1.50 per share, subject to adjustment for dilution. During 1994, warrants were exercised to purchase 1,183 shares of common stock leaving warrants to purchase 37,044 shares of common stock outstanding at December 30, 1994. In March 1995, 1,546 warrants expired leaving warrants to purchase 35,498 shares of common stock outstanding at December 31, 1995 and March 31, 1996.

  Common Stock Reserved

     The Company has reserved shares of common stock for future issuance as follows:

                                                                 DECEMBER 31,     MARCH 31,
                                                                     1995            1996
                                                                 ------------     ----------
    Series A convertible preferred stock.......................      320,000         320,000
    Series B convertible preferred stock (including
      warrants)................................................    1,034,398       1,034,398
    Conversion of warrants.....................................      159,755         159,755
    Series C convertible preferred stock.......................    4,548,718       4,548,718
    Stock Option Plan..........................................      284,113         289,997
    Stock Purchase Plan........................................       66,000          66,000
                                                                  ----------      ----------
                                                                   6,412,984       6,418,868
                                                                  ==========      ==========

  Notes Receivable From Stockholders

     The Company had accepted long-term promissory notes for the issuance of common stock to employees and certain consultants. These notes incurred interest between 6% and 9.4% per annum with principal and interest payable on demand. In 1994, the notes and related interest were forgiven in exchange for the return of the common stock.

     On February 28, 1996, the Company issued a note receivable for $20,000 to a consultant. The note incurs interest at a rate of 5.25% per annum and is payable in full on January 31, 1998. The borrower pledged 200,000 shares of common stock in the Company as security against nonpayment of the loan.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

8. TAXES ON INCOME

     The tax provision consists of the following (in thousands):

                                                                  DECEMBER 31,   DECEMBER 31,
                                                                      1993           1995
                                                                  ------------   ------------
    Current:
    Federal.....................................................      $  5           $ 40
    State.......................................................        --             28
    Foreign.....................................................        --             15
                                                                       ---            ---
                                                                      $  5           $ 83
                                                                       ===            ===

     There was no provision for income taxes for 1994 due to the net loss.

     The difference between the tax provision and the amount computed by applying the federal statutory income tax rate to income before the provision for income taxes is explained below (in thousands):

                                                     DECEMBER 31,   DECEMBER 30,   DECEMBER 31,
                                                         1993           1994           1995
                                                     ------------   ------------   ------------
    Expected provision (benefit) at statutory
      rate.........................................      $ 16          $ (745)        $   56
    State taxes....................................        --              --             28
    Federal alternative minimum tax................         5              --             40
    Net operating losses (utilized) not utilized...       (16)            745           (103)
    Foreign income taxes at a rate greater than
      the federal statutory rate...................        --              --              2
    Unbenefited foreign loss.......................        --              --             60
                                                         ----           -----          -----
    Provision for income taxes.....................      $  5          $   --         $   83
                                                         ====           =====          =====

     Pretax loss from foreign operations was $135,000 in 1995. There were no foreign operations in 1993 or 1994.

     For the three-month periods ended March 31, 1995 and 1996, income taxes have been provided based upon estimated annualized effective tax rates of 51.9% and 13.3%, respectively, applied to the earnings for the period. The provision for income taxes for the three months ended March 31, 1995 reflects unbenefited foreign losses and the tax benefits of utilizing net operating loss carryforwards. The provision for the three months ended March 31, 1996 reflects the tax benefits of utilizing net operating loss carryforwards.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                                  DECEMBER 30,   DECEMBER 31,
                                                                      1994           1995
                                                                  ------------   ------------
    Net operating loss carryforwards............................    $  5,647       $  4,757
    Tax credits.................................................         731          1,015
    Inventory reserve...........................................         466            552
    Other accruals and reserves not deductible for tax
      purposes..................................................         415            688
    Other, net..................................................         335            282
                                                                     -------        -------
    Total deferred tax assets...................................       7,594          7,294
    Valuation allowance for deferred tax assets.................      (7,594)        (7,294)
                                                                     -------        -------
    Net deferred tax assets.....................................    $     --       $     --
                                                                     =======        =======

     Under FAS 109, deferred tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based on the weight of available evidence, which includes the Company's historical operating performance, the reported loss in 1994, only marginal profitability in 1993 and 1995, and the uncertainties regarding future results of operations, the Company has provided a full valuation allowance against its net deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. The valuation allowance established upon adoption of FAS 109 in 1993 was $6,406,000 and was increased by $1,188,000 in 1994 and decreased by $300,000 during 1995.

     As of December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $13,200,000 and $4,400,000, respectively. The Company also has federal and California research and development tax credit carryforwards of approximately $753,000 and $325,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 1996 through 2010, if not utilized.

     Utilization of the net operating losses and credits will be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 (the Code) and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

9. EXPORT AND INTERNATIONAL SALES

     Total export sales by geographic region are as follows (in thousands):

                                                      YEARS ENDED                    THREE MONTHS ENDED
                                       ------------------------------------------         MARCH 31,
                                       DECEMBER 31,   DECEMBER 30,   DECEMBER 31,   ---------------------
                                           1993           1994           1995         1995        1996
                                       ------------   ------------   ------------   ---------   ---------
Europe...............................     $4,615         $5,221        $  6,880      $ 2,101     $ 1,753
Far East.............................      1,884          1,041           3,051          560       1,136
Other................................        586          1,141           2,331          553         770
                                          ------         ------         -------       ------      ------
                                          $7,085         $7,403        $ 12,262      $ 3,214     $ 3,659
                                          ======         ======         =======       ======      ======

     International sales, including sales of the Company's UK and German subsidiaries, were $12,840,000 and $4,389,000 for 1995 and the three months ended March 31, 1996, respectively. These subsidiaries had no sales prior to 1995.

10. RELATED PARTY TRANSACTIONS

     In December 1989, the Company entered into a distribution agreement with a stockholder of the Company. As partial consideration for the distribution rights, the distributor/stockholder paid a distribution fee of $1,050,000. The distribution fee was nonrefundable except upon termination in accordance with the distribution agreement. In September 1990, the Company began recognizing the distribution fee on a monthly basis over a five-year period. The Company recognized $139,000 and $210,000 of distribution revenue during fiscal 1995 and 1994, respectively, and $52,500 in the three months ended March 31, 1995.

     At December 30, 1994, the Company has $140,000 in deferred revenue from the related party (none at December 31, 1995 and March 31, 1996).

     In 1993, sales of $6,206,000 were made to two companies that had made loans to the Company. Gross margins on these sales were not materially different from the gross margins realized on similar sales to unaffiliated customers. Both loans were repaid in full in 1993.

11. EMPLOYEE BENEFIT PLAN

     The Company has adopted a salary deferral plan (the Plan) covering substantially all employees. The Company has made no contributions to the Plan as of December 31, 1995 or March 31, 1996.

12. SUBSEQUENT EVENTS

     In May 1996, the Board of Directors increased the number of shares reserved for issuance under the Company's 1988 Stock Option Plan by 100,000 to 1,560,000 shares.

     In June 1996, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public.

     Upon completion of the offering, the Board of Directors will be authorized to issue 2,000,000 shares of undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The Company's 1996 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors in June 1996, subject to stockholder approval. A total of 400,000 shares of common stock has been reserved for issuance under the Purchase Plan.

     The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of twelve month offering periods other than the first offering period commencing on or about January 1 and July 1 of each year. The first such offering period is expected to commence on the date of this offering. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board of Directors. Employees (including officers and employee directors) of the Company, or of any majority owned subsidiary designated by the Board of Directors, are eligible to participate in the Purchase Plan if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning or end of the offering period.

     The Company's 1996 Stock Plan (the 1996 Stock Plan) was adopted by the Board of Directors in June 1996, subject to stockholder approval. An aggregate of 800,000 shares of the Company's common stock are reserved for issuance under the 1996 Stock Plan. Upon adoption of the 1996 Stock Plan, the Company's Board of Directors determined to make no further grants under the 1988 Option Plan. The 1996 Stock Plan provides for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of
Section 422 of the Code, for the granting to employees and consultants of nonstatutory stock options and for the granting to employees of stock purchase rights. The 1996 Stock Plan may be administered by the Board of Directors or a committee of the Board (the 1996 Administrator). The 1996 Administrator determines the terms of options and stock purchase rights granted under the 1996 Stock Plan, including the number of shares subject to the option or right, exercise price, term and exercisability.

     The 1996 Directors' Stock Option Plan (the Directors' Plan) was adopted by the Board of Directors on June 1996, subject to stockholder approval. A total of 150,000 shares of common stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of the interested director from both deliberations and voting regarding matters in which he or she has a personal interest.

     The Directors' Plan provides that each person who is or becomes a nonemployee director of the Company shall be granted a nonstatutory stock option to purchase 10,000 shares of common stock (the First Option) on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the first calendar day of the Company's fiscal year commencing in 1997, each nonemployee director shall be granted an additional option to purchase 5,000 shares of common stock (a Subsequent Option) if, on such date, he or she shall have served on the Company's Board of Directors for at least six months.

     In June 1996, the Board of Directors approved, subject to stockholder approval, a one-for-five reverse split of the Company's common and preferred stock and reincorporation of the Company into the State of Delaware. All share and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively.

                             RASTER GRAPHICS, INC.

    (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     In June 1996, the Board of Directors approved, subject to stockholder approval, an increase in the number of authorized Common Shares from 8,000,000 to 50,000,000.

     In June 1996 the Company's credit agreement with its lender was amended. The facility was extended to $2,000,000. In addition, the term was extended to October 15, 1996.

                                RASTER GRAPHICS

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     On August 10, 1995, Raster Graphics, Inc. (the Company) acquired Onyx Graphics Corporation (Onyx) in a transaction being accounted for as a purchase. The total purchase price of approximately $1.5 million included the issuance of 443,360 shares of Series C preferred stock of the Company, options to purchase 220,120 shares of Company stock, cancelation of a $259,000 note receivable and related acquisition costs of $70,000. The net assets acquired included tangible assets valued at $866,000, developed technology and other intangible assets totaling $454,000 and $750,000 for acquired in-process research and development less assumed liabilities of $570,000.

     The accompanying unaudited pro forma condensed combined statement of operations gives effect to the transaction as if it occurred on January 1, 1995, the beginning of the Company's most recently completed fiscal year. The Company's year ended December 31, 1995 consolidated statement of operations include Onyx's results of operations for the period from August 10, 1995 to December 31, 1995. The pro forma condensed combined statement of operations for the year ended December 31, 1995 combines the Company's consolidated statement of operations for the year ended December 31, 1995 with Onyx's results of operations for the period from January 1, 1995 to August 9, 1995.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the period indicated nor is it necessarily indicative of future operating results.

                             RASTER GRAPHICS, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                HISTORICAL
                                      ------------------------------
                                                          ONYX
                                         RASTER         GRAPHICS
                                        GRAPHICS       CORPORATION
                                          INC.       ---------------
                                      ------------     PERIOD FROM                          PRO FORMA
                                       YEAR ENDED    JANUARY 1, 1995                        YEAR ENDED
                                      DECEMBER 31,    TO AUGUST 9,      PRO FORMA          DECEMBER 31,
                                          1995            1995         ADJUSTMENTS             1995
                                      ------------   ---------------   -----------         ------------
Net revenues........................   $   26,045       $   2,004         $(340)(A)         $   27,709
Cost of revenues....................       16,598             401          (229)(A)(B)          16,770
                                                        ---------         -----             ----------
Gross margin........................        9,447           1,603          (111)                10,939
Operating expenses:
  Research and development..........        3,373             282             4(B)(C)            3,659
  Sales and marketing...............        3,640             695             8(B)               4,343
  General and administration........        1,434             139            --                  1,573
  Charge for acquired in-process
     research and development.......          889              --          (889)(C)(D)              --
                                                        ---------         -----             ----------
          Total operating
            expenses................        9,336           1,116          (877)                 9,575
                                                        ---------         -----             ----------
Income from operations..............          111             487           766                  1,364
Other income (expense)..............           49            (140)           20(E)                 (71)
                                                        ---------         -----             ----------
Income from operations..............          160             347           786                  1,293
Provision for income taxes..........           83              40            --                    123
                                                        ---------         -----             ----------
Net income..........................   $       77       $     307         $ 786             $    1,170
                                                        =========         =====             ==========
          Net income per share......   $     0.01       $    0.22                           $     0.16
                                                        =========                           ==========
Shares used in computing net income
  per share.........................    7,172,117       1,364,983                            7,171,105(F)
                                                        =========                           ==========

                             RASTER GRAPHICS, INC.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS

1. BASIS OF PRESENTATION

     The pro forma information presented is theoretical in nature and not necessarily indicative of the future consolidated results of operations of the Company or the consolidated results of operations which would have resulted had the Company purchased Onyx Graphics Corporation (Onyx) during the period presented. The pro forma condensed combined statement of operations reflects the effects of the acquisition, assuming the acquisition and related events occurred as of January 1, 1995.

2. PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT ADJUSTMENTS

     (A) To eliminate sales from Onyx to the Company prior to the acquisition.

     (B) Amortization of acquired workforce, trademarks, developed technology, and distribution networks being amortized over their estimated useful lives ranging from eight months to five years.

     (C) The pro forma statement of operations excludes charges of $151,000 related to software licenses and product support, including $139,000 of redundant Post Script licenses that the Company had purchased for the Company's development of a similar image processing software product.

     (D) The pro forma statement of operations excludes the charge of $750,000 for purchased in-process research and development which arose from the acquisition as it represents a nonrecurring item directly related to the transaction.

          The purchase price was allocated to the tangible and intangible assets of Onyx based on the fair market value of those assets using a risk adjusted discounted cash flows approach. The evaluation of the underlying technology acquired considered the inherent difficulties and the uncertainties in completing the development, thereby achieving technological feasibility, and the risks related to the viability of and potential changes in future target markets. The underlying technology and patent rights had no alternative use (in other research and development projects or otherwise).

     (E) To reverse Onyx's interest expense to third parties satisfied in the acquisition.

     (F) Shares used in net income per share computation have been adjusted to reflect the weighted average shares of the Company as if the transaction had occurred on January 1, 1995.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Onyx Graphics Corporation:

     We have audited the accompanying statements of operations and cash flows of Onyx Graphics Corporation for the year ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Onyx Graphics Corporation for the year ended September 30, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Salt Lake City, Utah
November 11, 1994

                           ONYX GRAPHICS CORPORATION

                            STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1994

Revenues:
  Software sales.................................................................  $1,621,170
  Hardware sales.................................................................     677,713
  Other revenues.................................................................     294,992
                                                                                   ----------
          Total revenues.........................................................   2,593,875
Cost of sales....................................................................     856,301
                                                                                   ----------
          Gross profit...........................................................   1,737,574
Operating expenses:
  Research and development.......................................................     347,368
  General and administrative.....................................................     424,183
  Sales and marketing............................................................     793,937
                                                                                   ----------
          Total operating expenses...............................................   1,565,488
          Income from operations.................................................     172,086
Other income (expense):
  Interest expense...............................................................     (95,528)
  Other income...................................................................      26,141
                                                                                   ----------
          Total other expense....................................................     (69,387)
                                                                                   ----------
Income before income taxes.......................................................     102,699
Income tax expense (note 7)......................................................       1,939
                                                                                   ----------
          Net income.............................................................  $  100,760
                                                                                   ==========
Earnings per share...............................................................  $      .06
                                                                                   ==========

                See accompanying notes to financial statements.

                           ONYX GRAPHICS CORPORATION

                            STATEMENT OF CASH FLOWS

                         YEAR ENDED SEPTEMBER 30, 1994

Cash flows from operating activities:
  Net income......................................................................  $100,760
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.................................................................    52,312
     Amortization.................................................................    25,354
     Provision for loss on accounts receivable....................................     2,000
     Decrease (increase) in operating assets:
       Trade accounts receivable..................................................   (44,227)
       Inventories................................................................    19,614
       Prepaid expenses...........................................................   (13,080)
       Other assets...............................................................     4,116
     Increase (decrease) in operating liabilities:
       Accounts payable...........................................................   (30,426)
       Accrued expenses...........................................................     9,663
       Deferred revenue...........................................................   (24,047)
                                                                                      ------
          Net cash provided by operating activities...............................   102,039
                                                                                      ------
Cash flows from investing activities:
  Purchase of equipment...........................................................   (17,627)
  Purchase of software............................................................   (87,295)
                                                                                      ------
     Net cash used in investing activities........................................  (104,922)
                                                                                      ------
Cash flows from financing activities:
  Proceeds from notes payable and long-term debt..................................    71,121
  Repayment of notes payable and long-term debt...................................   (83,545)
  Principal repayments of capital lease obligations...............................    (7,990)
                                                                                      ------
     Net cash used in financing activities........................................   (20,414)
                                                                                      ------
Net decrease in cash..............................................................   (23,297)
Cash at beginning of year.........................................................    33,879
                                                                                      ------
Cash at end of year...............................................................  $ 10,582
                                                                                      ======
Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
  Interest........................................................................  $ 89,551
  Income taxes....................................................................     1,939

                See accompanying notes to financial statements.

                           ONYX GRAPHICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Description of Business

         ONYX Graphics Corporation (the Company) is primarily involved in the business of developing and marketing software products that produce large format high-quality color images. The Company also operates a service bureau that utilizes software produced by the Company and sells hardware products related to its software. The Company's headquarters are in Salt Lake City, Utah.

     (b) Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with original maturities to the Company of three months or less to be cash equivalents.

     (c) Inventories

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     (d) Equipment

         Equipment is stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease.

         Depreciation on equipment is calculated on the straight-line method over their estimated useful lives of three to five years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

     (e) Revenue Recognition

         The Company recognizes revenue from software licenses at the time the software is delivered. Revenue from software license agreements with original equipment manufacturers (OEM) for redistribution to end-user customers is recognized when the equipment incorporating the Company's software is delivered to the end-user. Revenue received from software maintenance contracts is deferred and recognized ratably over the term of the maintenance contract, which is typically 90 days.

     (f) Research and Development Costs

         Research and development costs are expensed as incurred.

     (g) Capitalization of Software

         Under the criteria set forth in Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," the Company capitalizes software development costs upon the establishment of technological feasibility for the product and the cost of software purchased for subsequent resale, leasing, or otherwise marketed. The gross amount of software capitalized totaled $104,831 as of September 30, 1994. The Company is amortizing these costs on the straight-line method over a period of three years. Related amortization was $25,354 for the year ended September 30, 1994.

     (h) Income Taxes

         Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between

                           ONYX GRAPHICS CORPORATION

                               SEPTEMBER 30, 1994

         the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (i) Earnings Per Share

         Earnings per share of common shares are computed on the basis of the weighted average shares outstanding plus any common stock equivalents which would arise from the exercise of stock options. The weighted average number of shares used in computing earnings per share for 1994 was 1,829,000.

     (j) Use of Estimates

         Management of the Company has made a number of estimates and assumptions relating to the preparation of these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) LIQUIDITY

     As indicated in the accompanying financial statements, the Company recognized net income of $100,760 in 1994, and generated cash from operating activities. However, due to prior operating losses, the Company's net stockholders' deficit is $296,465 and current liabilities exceed current assets by $223,910. This has resulted in the Company having cash shortages and delayed payment of certain obligations when they became due. The Company is in the process of renegotiating the timing of certain debt payments. Management believes that cash generated from product sales will provide adequate cash to meet the Company's debt and operating requirements. The Company is subject to uncertainties and competitive pressures, any of which could adversely affect the Company's operating cash flow and create liquidity problems for the Company.

(3) LEASES

     The Company is obligated under capital leases for equipment that expire over the next three years. Amortization of assets held under capital leases is included with depreciation expense.

     The Company has a five year, noncancelable operating lease for its office building. Rent expense for operating leases was $83,931 for the year ended September 30, 1994.

                           ONYX GRAPHICS CORPORATION

                               SEPTEMBER 30, 1994

     Future noncancelable, minimum lease payments as of September 30, 1994 are:

                                                                        CAPITAL     OPERATING
                                                                        LEASES       LEASES
                                                                        -------     ---------
Year ending September 30:
  1995................................................................  $12,026     $ 69,024
  1996................................................................   12,026       72,160
  1997................................................................    8,638       73,416
  1998................................................................       --       24,612
                                                                          -----       ------
     Total minimum lease payments.....................................   32,690     $239,212
                                                                                      ======
Less amount representing interest (15.1%).............................    7,363
                                                                          -----
     Present value of minimum lease payments..........................   25,327
Less current installments of obligations under capital leases.........    8,041
                                                                          -----
     Obligations under capital leases, excluding current
      installments....................................................  $17,286
                                                                          =====

(4) INCOME TAXES

     Income tax expense for the year ended September 30, 1994 amounted to $1,939, all of which is current and represents state minimum taxes. There is no federal income tax expense or federal income tax payable in 1994 principally due to utilization of net operating loss carryforwards.

     The actual tax expense related to income from continuing operations differs from the "expected" tax expense (computed by applying the U.S. corporate tax rate of 34 percent) as follows:

    Computed "expected" tax expense............................................  $34,918
    Change in the beginning of the year balance of the valuation allowance for deferred tax assets......................................................  (36,728)
    Meals and entertainment....................................................    1,810
    State taxes, net of federal income tax benefit.............................    1,939
                                                                                 --------
                                                                                 $ 1,939
                                                                                 ========

     At September 30, 1994, the Company has net operating loss carryforwards for federal income tax purposes of approximately $600,000, which are available to offset future federal taxable income through 2009.

     Under the rules of the Tax Reform Act of 1986, the Company has undergone a greater than 50 percent change of ownership. Consequently, use of substantially all of the Company's net operating loss carryforwards against future taxable income in any one year will be limited. The maximum amount of net operating loss carryforwards available in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt bond rate, plus any limited carryforwards not utilized in prior years.

     Subsequently, recognized tax benefits relating to the valuation allowance for deferred tax assets as of September 30, 1994, will be allocated as an income tax benefit to be reported in the statement of operations.

- ------------------------------------------------------------
- ------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICATION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             -----
Summary....................................     3
Risk Factors...............................     5
The Company................................    13
Use of Proceeds............................    13
Dividend Policy............................    13
Capitalization.............................    14
Dilution...................................    15
Selected Consolidated Financial Data.......    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    17
Business...................................    25
Certain Transactions.......................    47
Management.................................    41
Principal and Selling Stockholders.........    48
Description of Capital Stock...............    51
Shares Eligible for Future Sale............    54
Underwriting...............................    56
Legal Matters..............................    57
Experts....................................    57
Additional Information.....................    58
Index to Consolidated Financial
  Statements...............................   F-1
- ------------------

  UNTIL           , 1996 (25 DAYS AFTER THE EFFECTIVE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------------
- ------------------------------------------------------------

- ------------------------------------------------------------
- ------------------------------------------------------------

                                            SHARES

                                      LOGO

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                               HAMBRECHT & QUIST

                       PRUDENTIAL SECURITIES INCORPORATED
                                        , 1996

- ------------------------------------------------------------
- ------------------------------------------------------------

                      APPENDIX -- DESCRIPTION OF GRAPHICS

OUTSIDE FLAP OF CENTERFOLD

     Heading: Raster Graphics is dedicated to providing large-format, on-demand, short-run printing systems.

     Top left of page has the Rastergraphics logo.

     Top right of page has a photo of a DCS printer.

     Caption: DCS Digital Press

     Center of page has photo of a computer.

     Caption: PosterShop Image Processing Software

     Middle left of page has a photo of ink bottles.

     Bottom of page has five symbols depicting awards earned by the Company.

     Captions: Editors' Choice Award, Modern Reprographics Top 10 of 1994, DPI Product of the Year 1994, Hot Product 1994 in Electronic Publishing, and IEEE Computer Society's 1994 CG&A Excellence Award

INSIDE FLAP OF GATEFOLD FRONT COVER

     Heading: The Raster Graphics Solution

     Subheadings: Fast Turnaround, Low Cost for Short Runs, Customized Graphics, High Print Quality and Flexibility

     Page contains two (2) photos: Center photo is of a stage display. Bottom left photo is of a banner above a conference facility.

     Captions: Innovative uses for large-format digital printing are emerging as desk-top publishing users become aware of its cost-effectiveness and high impact; Key Applications: Point-of-Purchase Displays, Vinyl and Cloth Banners, Corporate Indentity Graphics, Mall Graphics, Exhibit/Trade Show Graphics, Billboards, Sports/Concert/Event Graphics; and Key Customer Segments: Color Photo Labs, Reprographic Houses, Graphic Arts Service Bureaus, Exhibit Builders, Digital Color Printers, Screen Printers, In-House Print Shops

INSIDE FRONT COVER

     Heading: Key Applications

     Page contains three (3) photos. Upper right photo is of a point of purchase display. Bottom left is of a bus stand poster. Bottom right is of a banner and exhibit in the lobby of a building.

     Caption: Point of purchase; posters; exhibits.

PROSPECTUS COVER

     Page contains logo of Rastergraphics on center top of page.

PAGE 26

     Bottom center of page contains graph with Print Quantity on the x-axis and Image Quality on the y-axis. The graph includes four rectangular boxes which depict the range of print quantities over which Photographic, LFDP, Screen and offset printing is cost effective and the corresponding level of image quality.

     Caption: Printing Technologies' Cost Effective Range

     Center top of page contains chart with four columns.

     Column Titles: Image Quality, On-Demand, Short Run, Outdoor Applications

     Row Titles: LFDP, Photograph, Screen, Offset. Check marks depict each printing technology's capabilities.

     Caption: Printing Technologies' Capabilities

PAGE 30

     Center top of page contains two drawings of print heads pointing to the media, writing nibs, data source and print head segments.

     Captions: Raster Graphics Non-Multiplexed Writing Print Head; Multiplexed Writing Print Head.

PAGE 31

     Center of page contains drawing of six computers, two inkjet printers and a DCS5442 printer. Lines between the computers and printers depict the architecture of the client/server system.

     Caption: Postershop Client/Server Architecture; Client; Server; DCS5442

PAGE 33

     Center top of page contains a graph which has two vertical bars which show the total size of the LFDP market in 1995 and 1998 and the split between consumables and printers.

     Caption: LFDP Market; Consumables; Printers

PAGE 35

     Center top of page contains a depiction of the Printer paper transport system showing the ink bottle, inking station, silicon imaging bar print head, paper roll, transport, supply motor, takeup motor and paper roll.

     Caption: Raster Graphics' Paper Transport System

PAGE 36

     Center top of page contains a depiction of the printer inking system showing the ink containers, color concentrate, color control unit, inking stations and ink tray.

     Caption: Raster Graphics' Inking System

BACK INSIDE COVER

     Heading: Raster Graphics Products

     Page contains three graphics: Top right of page has a photo of a printer. Middle left of page has a drawing of (copy from page 31 description). Bottom left has a photo of ink bottles.

     Captions: INNOVATIVE FEATURES OF DCS PRINTERS

            - HIGH PERFORMANCE USING NON-MULTIPLEXED WRITING
              Print at high speeds -- up to 1,000 square feet per hour -- using the patented print head, the Silicon Imaging Bar.

               - FIVE-COLOR CAPABILITY

                 Print special spot colors or apply varnish finish using the fifth color station.

               - DUAL RESOLUTION PRINTING MODE
              Select appropriate 200 x 200 dpi or 200 x 400 dpi mode to match application and performance needs.

               - INTEGRATED PRINTER AND SERVER
              Improve work flow with real-time interaction between the printer and server.

               ADVANCED IMAGE-PROCESSING SOFTWARE

            DCS SYSTEM SOFTWARE
            PosterShop(TM) image-processing software, a true client/server architecture, allows clients anywhere on the network to prepare and preview jobs. High-performance server manages printer(s) queues and RIPs files. PosterShop tools include:

               - IMAGE SIZE AND PREVIEW
              Size and preview the large-format digital image before printing.

               - COLOR ADJUSTMENT
              Review and adjust colors on the screen and printer.

               - COLOR CALIBRATION
              Provide device-independent color when changing media, ink or dot pattern.

               - FULL SUPPORT FOR POSTSCRIPT LEVEL-2 RIP
              Screen multiple dot patterns with high speed RIP.

               CONSUMABLES

            Raster Graphics' product offering also includes a range of consumables, including specialized process color inks, spot-color inks, varnish, specialized indoor and outdoor papers and vinyls. Most of these consumable products are manufactured specifically for DCS systems, resulting in high-quality printed images.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                            AMOUNT TO
                                                                             BE PAID
                                                                            ---------
        SEC registration fee..............................................  $ 14,276
        NASD filing fee...................................................     4,640
        Nasdaq National Market listing fee................................    45,444
        Printing and engraving expenses...................................   150,000
        Legal fees and expenses...........................................   300,000
        Accounting fees and expenses......................................   250,000
        Blue Sky qualification fees and expenses..........................    10,000
        Transfer Agent and Registrar fees.................................     5,000
        Miscellaneous fees and expenses...................................    70,640
                                                                             -------
                  Total...................................................  $850,000
                                                                             =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of its directors and officers to the maximum extent permitted by the Delaware Law, and the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Registrant has entered into Indemnification Agreements with its directors and officers. Reference is also made to the Underwriting Agreement indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since May 31, 1993, the Company has issued and sold the following securities:

     1. In February 1995, the Company issued and sold, pursuant to a Series C Preferred Stock Purchase Agreement, an aggregate of 595,363 shares of Series C Preferred Stock at a purchase price of $2.50 per share for an aggregate offering price of $1,488,408.

     2. From May 31, 1993 through May 31, 1996, the Company granted options under the 1988 Stock Option Plan to purchase an aggregate of 1,704,190 shares of Common Stock at exercise prices ranging from $0.50 to $7.00 per share to 89 employees, directors and consultants.

     3. From May 31, 1993 through May 31, 1996, the Company issued and sold, pursuant to the exercise of options granted under the 1988 Stock Plan, 133,302 shares of Common Stock to 18 employees and consultants for an aggregate purchase price of $60,251.00 in cash.

     4. In August 1995, the Company issued and sold, pursuant to an Agreement and Plan of Reorganization, an aggregate of 443,360 shares of Series C Preferred Stock in exchange for an aggregate of 1,108,400 shares of capital stock of Onyx Graphics, Inc., a Delaware Corporation.

     5. In January 1996 the Company amended the Agreement and Plan of Reorganization dated August 1995 to allow for early release from escrow of 133,008 shares.

     The issuances of the securities in Item 1 above was deemed to be exempt from registration under the Act in reliance on Section 4(2) of such Act as a transaction by an issuer not involving any public offering. The issuances described in Items 2 and 3 above were deemed exempt from Registration under the Act in reliance upon Rule 701 promulgated under the Act. In addition, the issuances described in Item 4 above were deemed exempt from registration under the Act in reliance on Section 3(a)(10) of the Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates, options and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

        NUMBER                                   DESCRIPTION
        ------   ----------------------------------------------------------------------------
          1.1*   Form of Underwriting Agreement
          2.1    Agreement and Plan of Reorganization dated as of June 12, 1995 among
                 Registrant, Onyx Graphics Corporation and Bank of America N.T.S.A., and
                 Amendment dated as of December 31, 1995.
          3.1    Amended and Restated Articles of Incorporation of Registrant (California)
          3.2*   Certificate of Incorporation of Registrant (Delaware)
          3.3*   Certificate of Merger
          3.4*   Amended and Restated Certificate of Incorporation of Registrant (Delaware)
          3.5    Bylaws of Registrant (California)
          3.6*   Bylaws of Registrant (Delaware)
          4.1*   Specimen Common Stock Certificate
          4.2*   Form of Warrant of Registrant for Common Stock
          4.3*   Form of Warrant for Series B Preferred Stock
          5.1*   Opinion of Venture Law Group, A Professional Corporation
         10.1    1988 Stock Option Plan
         10.2    1996 Stock Plan
         10.3    1996 Directors' Stock Option Plan
         10.4    1996 Employee Stock Purchase Plan
         10.5    Form of Indemnification Agreement (California)
         10.6*   Form of Indemnification Agreement (Delaware)
         10.7    Amended and Restated Registration Rights Agreement dated as of August 4,
                 1995 between Registrant and holders of its Preferred Stock and warrant holders
         10.8    Amended and Restated Product Agreement by and between Registrant, Inc. and
                 Oce Graphics France S.A. dated October 1, 1990 and Amendments July 17, 1991,
                 April 29, 1992, January 13, and September 1, 1994
         10.9    Purchase Agreement by and between ENCAD, Inc. and Onyx Graphics Corporation dated March 9, 1996
         10.10   Lease Agreement by and between Raster Graphics, Inc. and Principal Mutual
                 Life Insurance Company for facility on 3025 Orchard Parkway, San Jose, CA
         10.11   Development and Purchase Agreement dated March 16, 1996
         11.1    Statement of Computation of Income (Loss) Per Share

        NUMBER                                   DESCRIPTION
        ------   ----------------------------------------------------------------------------
         21.1    Subsidiaries of Registrant
         23.1    Consent of Ernst & Young LLP, Independent Auditors
         23.2    Consent of KPMG, Independent Auditors
         23.3*   Consent of Counsel (included in Exhibit 5.1)
         24.1    Power of Attorney (see page II-  )
         27      Financial Data Schedule

- ---------------
 *  To be supplied by amendment.

  (b) Financial Statement Schedules

     II Valuation and qualifying accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on this 20th day of June, 1996.

                                          RASTER GRAPHICS, INC.

                                          By: /s/          RAKESH KUMAR

                                               Rakesh Kumar,
                                               President and Chief Executive
                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rakesh Kumar and Dennis R. Mahoney and each of them acting individually, as his or her attorney in fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to any and all amendments to said Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                                TITLE                         DATE
- -----------------------------------  ----------------------------------------  ---------------
     /s/          RAKESH KUMAR       President, Chief Executive Officer and      June 20, 1996
          (Rakesh Kumar)             Chairman of the Board of Directors
                                     (Principal Executive Officer)
    /s/       DENNIS R. MAHONEY      Vice President and Chief Financial          June 20, 1996
        (Dennis R. Mahoney)          Officer (Principal Financial and
                                     Accounting Officer)
        (Frank J. Caufield)          Director                                           , 1996
     /s/         CHUCK EDWARDS       President, Onyx Graphics and Director       June 20, 1996
          (Chuck Edwards)
     /s/          PROMOD HAQUE       Director                                    June 20, 1996
          (Promod Haque)
       /s/          LUCIO L.         Director                                    June 20, 1996
                LANZA
         (Lucio L. Lanza)
   /s/       W. JEFFERS PICKARD      Director                                    June 20, 1996
       (W. Jeffers Pickard)
          ________________           Director                                             1996
        (Delbert W. Yocam)

                             RASTER GRAPHICS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                               BALANCE AT       CHARGED                      BALANCE AT
                                               BEGINNING       TO COSTS       DEDUCTIONS       END OF
                                               OF PERIOD      AND EXPENSE     WRITE-OFFS       PERIOD
                                               ----------     -----------     ----------     ----------
Allowance for doubtful accounts:
  Year ended December 31, 1993...............     $154           $  57          $  (37)         $174
  Year ended December 30, 1994...............     $174           $ 243          $ (171)         $246
  Year ended December 29, 1995...............     $246           $ 509          $ (288)         $467
Warranty reserve:
  Year ended December 1993...................     $ 76           $ 443          $ (187)         $332
  Year ended December 1994...................     $332           $ 340          $ (325)         $347
  Year ended December 1995...................     $347           $ 710          $ (770)         $287

                                 EXHIBIT INDEX

    NUMBER                                     DESCRIPTION
    ------   --------------------------------------------------------------------------------
      1.1*   Form of Underwriting Agreement
      2.1    Agreement and Plan of Reorganization dated as of June 12, 1995 among Registrant,
             Onyx Graphics Corporation and Bank of America N.T.S.A., and Amendment dated as of December 31, 1995.
      3.1    Amended and Restated Articles of Incorporation of Registrant (California)
      3.2*   Certificate of Incorporation of Registrant (Delaware)
      3.3*   Certificate of Merger
      3.4*   Amended and Restated Certificate of Incorporation of Registrant (Delaware)
      3.5    Bylaws of Registrant (California)
      3.6*   Bylaws of Registrant (Delaware)
      4.1*   Specimen Common Stock Certificate
      4.2*   Form of Warrant of Registrant for Common Stock
      4.3*   Form of Warrant for Series B Preferred Stock
      5.1*   Opinion of Venture Law Group, A Professional Corporation
     10.1    1988 Stock Option Plan
     10.2    1996 Stock Plan
     10.3    1996 Directors' Stock Option Plan
     10.4    1996 Employee Stock Purchase Plan
     10.5    Form of Indemnification Agreement (California)
     10.6*   Form of Indemnification Agreement (Delaware)
     10.7    Amended and Restated Registration Rights Agreement dated as of August 4, 1995 between Registrant and holders of its Preferred Stock and warrant holders
     10.8    Amended and Restated Product Agreement by and between Registrant, Inc. and Oce
             Graphics France S.A. dated October 1, 1990 and Amendments July 17, 1991, April
             29, 1992, January 13, and September 1, 1994
     10.9    Purchase Agreement by and between ENCAD, Inc. and Onyx Graphics Corporation dated March 9, 1996
     10.10   Lease Agreement by and between Raster Graphics, Inc. and Principal Mutual Life
             Insurance Company for facility on 3025 Orchard Parkway, San Jose, CA
     10.11   Development and Purchase Agreement dated March 16, 1996
     11.1    Statement of Computation of Income (Loss) Per Share
     21.1    Subsidiaries of Registrant
     23.1    Consent of Ernst & Young LLP, Independent Auditors
     23.2    Consent of KPMG, Independent Auditors
     23.3*   Consent of Counsel (included in Exhibit 5.1)
     24.1    Power of Attorney (see page II-  )
     27      Financial Data Schedule

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 *  To be supplied by amendment.